SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 16, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

August 16, 2004

By:       /s/  James F. Jones

     James F. Jones

     Corporate Secretary

August 1 6, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated August 6, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

    /s/  James F. Jones

James F. Jones

Corporate Secretary

Attachments

PARTNERSHIP AGREEMENT

OF

FORDING COAL PARTNERSHIP

As of February 26, 2003

ARTICLE 1
INTERPRETATION

2

1.1

Definitions

2

1.2

Entire Agreement

8

1.3

Interpretation and General Provisions

8

1.4

Schedules

9

ARTICLE 2
FORMATION AND BUSINESS OF PARTNERSHIP

9

2.1

Formation

9

2.2

Contributions on Formation

9

2.3

Evidence of Partnership Interest

9

2.4

Nature of Business

10

2.5

Exclusion of Other Business

10

2.6

Place of Business

10

2.7

Fiscal Period

10

ARTICLE 3
MANAGEMENT AND OPERATION OF THE PARTNERSHIP

10

3.1

Managing Partner

10

3.2

Duties of the Managing Partner

11

3.3

Resignation of the Managing Partner

11

3.4

Appointment of Successor

12

3.5

Assignment of Rights of Managing Partner

12

3.6

Day-to-Day Management of the Partnership

12

3.7

Interim Authority

13

3.8

Insurance

13

3.9

Indemnity by the Managing Partner

13

3.10

Indemnity in Favour of the Managing Partner and Officers and Employees

13

3.11

Actions not constituting Negligence or Wilful Misconduct

14

3.12

Compensation of Managing Partner

14

ARTICLE 4
CREDIT FACILITIES AND GUARANTEE

15

4.1

Credit Agreement

15

4.2

Partnership Guarantee of Credit Facility

15

4.3

Restrictions while Guarantee is in Place

15

ARTICLE 5
PARTNERSHIP MEETINGS

16

5.1

Partnership Meetings

16

5.2

Attendance and Voting

16

5.3

Adjournment

16

5.4

Quorum

16

5.5

Special Resolution of the Partners

16

2

5.6

Approved Plans

17

5.7

Operations Subject to Approved Plan

17

5.8

Emergency Expenditures

17

5.9

Operations in Absence of Approved Plan

17

ARTICLE 6
STATUS OF PARTNERS

19

6.1

Status and Capacity of Partners

19

6.2

Limitations on Authority of Partners

20

6.3

Restrictions on Partners

20

6.4

Pledge of Partnership Interest

20

6.5

Non-Competition

21

6.6

Compliance with Laws

21

6.7

Unlimited Liability of Partners

22

ARTICLE 7
PARTNERSHIP CONTRIBUTIONS AND DISTRIBUTION ENTITLEMENTS

22

7.1

Closing Date Contributions

22

7.2

Title Held in Trust

23

7.3

Increase in Teck’s Distribution Entitlement

23

7.4

Allocation of Income and Loss for Income Tax Purposes

26

7.5

Tax Elections

26

ARTICLE 8
TRANSFER OF PARTNERSHIP UNITS

27

8.1

Transfers Prohibited

27

8.2

Permitted Transfers

27

8.3

Right of First Offer

28

8.4

Assignment Requirements

29

8.5

Effectiveness Conditional

30

8.6

No Obligation to See to the Execution of Trust or Equity

30

ARTICLE 9
DISTRIBUTIONS

30

9.1

Allocation to Partners

30

9.2

Distribution Policy

31

ARTICLE 10
FINANCIAL MATTERS AND REPORTS

32

10.1

Books of Account

32

10.2

Accounting Principles

32

10.3

Public Company Reporting

33

10.4

Monthly and Quarterly Report

34

10.5

Annual Report

34

10.6

Income Tax Information

34

10.7

Tax Filings

34

10.8

Auditors

35

10.9

Public Reporting

35

ARTICLE 11
WINDING-UP OR DISSOLUTION OF PARTNERSHIP

35

11.1

Term

35

11.2

Events of Winding-Up or Dissolution

35

11.3

Events Not Causing Winding-Up or Dissolution

35

11.4

Managing Partner as Receiver

36

11.5

Other Receiver

36

11.6

Distribution

36

11.7

Notices

36

ARTICLE 12
COVENANTS OF THE PARTIES

36

12.1

Failure of Plan of Arrangement to Become Effective

36

12.2

Non-Competition Agreement

36

12.3

Obligations Under Teck Contribution Agreement in Respect of Excepted Assets

36

12.4

No Co-Mingling of Assets

37

12.5

Performance of Assigned Contracts

37

ARTICLE 13
GENERAL

37

13.1

Transactions between the Partnership and Partners

37

13.2

Notices

37

13.3

Arbitration

39

13.4

Amendment

40

13.5

Inspection of Records

40

13.6

Expenses

40

Schedule	Description
Schedule "A"	Definitions Applicable to Section 7.3
Schedule "B"	Special Majority Matters
Schedule "C"	Form of Nominee Agreement
Schedule "D"	Common Definitions, Principles of Interpretation and General Provisions
Schedule "E"	Form of Guarantee
Schedule "F"	Form of Teck Agreement

PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 26th day of February, 2003

BETWEEN:

FORDING COAL LIMITED, a corporation existing under the laws of Canada;

("FCL")

- and -

4123212 CANADA LTD., a corporation existing under the laws of Canada;

("Subco")

- and -

TECK COMINCO LIMITED, a corporation existing under the laws of Canada;

("Teck")

- and -

QUINTETTE COAL PARTNERSHIP, a general partnership existing under the laws of British Columbia;

("QCP")

- and -

TECK-BULLMOOSE COAL INC., a corporation existing under the laws of British Columbia;

("TBCI")

RECITALS:

A.

At a special meeting of securityholders of Fording, the parent company of FCL, held on February 19, 2003, the securityholders of Fording authorized the adoption of the Plan of Arrangement.

B.

The Teck Partners and FCL wish to form the Partnership prior to the Plan of Arrangement becoming effective.

C.

Pursuant to the terms of the Plan of Arrangement and the Contribution Agreements, each of FCL, Subco and the Teck Partners will contribute to the capital of the Partnership the assets described in their respective Contribution Agreements.

D.

As part of the Plan of Arrangement, Subco will purchase from (i) Luscar Ltd. and certain affiliated entities of Sherritt International Corporation and the Ontario Teachers’ Pension Plan Board and (ii) CONSOL Energy Inc. and certain of its subsidiaries, certain assets held by those entities through  joint ventures (the "Luscar/CONSOL Joint Ventures"), all in the manner described in the Luscar/CONSOL Joint Venture Asset Purchase Agreement including an interest in the Neptune Terminal, and these assets will be contributed to the Partnership as part of the Fording Contributed Assets.

E.

Following completion of the above-noted transactions, the Partners will, through the Partnership, carry on in common, as a single business, the coal businesses previously carried on by each of FCL, the Teck Partners and the Luscar/CONSOL Joint Ventures through the assets contributed to the Partnership as contemplated in Recitals C and D.

F.

In order to facilitate the foregoing, the Parties are entering into this Agreement for the purpose of setting forth their respective rights and obligations in relation to the Partnership and the other matters herein set forth.

THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

Whenever used in this Agreement, the following words and terms have the respective meanings set out below:

(a)

"Administrative Agreements" means: (i) the administrative services agreement dated the Closing Date, between the Fund and the Partnership, which provides for the provision by the Partnership to the Fund of certain administrative and support services, and (ii) the administrative and industrial minerals services agreement dated the Closing Date, between New Fording and the Partnership, which provides for the provision by the Partnership to New Fording of certain administrative and support services and services in respect of the Industrial Minerals Operations;

(b)

"Affiliate" has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c.S-4, as at the date hereof, except that an Affiliate of Teck shall also include any partnership as long as no Person, other than Teck or an Affiliate of Teck, is a partner of that partnership; and "affiliated entities" shall have a corresponding meaning;

(c)

"Annual Distribution Entitlement" has the meaning ascribed to it in Section 9.2(c);

(d)

"Approved Plans" means the annual operating and capital plans and budgets of the Partnership, the form and content of which are described in Section 5.6 hereof, approved by a Special Resolution of the Partners, as the same may be amended, supplemented, revised or restated from time to time by a Special Resolution of the Partners;

(e)

"Auditor" means the external auditor of the Partnership appointed pursuant to Section 10.8 hereof and any subsequent appointee appointed in accordance with such section;

(f)

"BC Taxes Agreement" means the agreement dated as of the Closing Date relating to the transfers of tangible personal property and the filing of mineral tax elections incidental to the Teck Contribution and the Subco Contribution made amongst Teck, TBCI, QCP and Subco;

(g)

"Combination Agreement" means that certain combination agreement dated January 12, 2003 between Fording, Teck, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board and Sherritt International Corporation;

(h)

"Common Schedule" means the schedule entitled "Common Definitions, Principles of Interpretation and General Provisions", which is attached to this Agreement as Schedule "D";

(i)

"Contribution Agreements" means collectively, the Fording Contribution Agreement and the Teck Contribution Agreement;

(j)

"Credit Agreement" has the meaning ascribed to it in Section 4.1;

(k)

"Declarations" means all constating documents or declarations filed under applicable legislation establishing the Partnership as a general partnership under the laws of Alberta, as amended, supplemented or restated from time to time;

(l)

"Declaration of Trust" means the declaration of trust made as of February 26, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(m)

"Distributable Cash" in respect of any period means without duplication:

(a)

all cash received by the Partnership in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of Partners; plus

(b)

cash balances on hand at the beginning of the period; less

(c)

all cash payments of any kind made in the period by the Partnership including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt; less

(d)

allocations to a reserve for reasonably anticipated cash requirements that are authorized by a Special Resolution of the Partners,

provided that reasonable use will be made of the Partnership’s operating lines for working capital purposes;

(n)

"Distribution Entitlement" means a Partner’s proportional entitlement, expressed as a percentage, in and to the capital and property of the Partnership, to a share in the profits, losses, capital gains, capital losses and credits of the Partnership, and to participate in the distribution of assets on liquidation or dissolution of the Partnership, which entitlement, as agreed to by the Parties in Section 7.1, reflects the proportion of the capital contributed to the Partnership by that Partner as compared to the aggregate of the capital contributed by all of the Partners of the Partnership, and which entitlement is adjustable in accordance with Section 7.3;

(o)

"Distribution Policy" means the distribution policy of the Partnership described in Section 9.2;

(p)

"Earlier Agreement" has the meaning ascribed to it in Section 1.2;

(q)

"Encumbrance" means any encumbrance of any kind whatsoever, including a prior claim, security interest, mortgage, hypothec, pledge, privilege, lien, caveat or charge;

(r)

"Event of Insolvency" means, in relation to the Managing Partner, the occurrence of one of the following events:

(i)

the Managing Partner:

(A)

institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents in writing to the filing of a bankruptcy proceeding against it;

(B)

files a petition, proposal, answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief for itself under any bankruptcy law;

(C)

consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy over all or substantially all of its assets; or

(D)

makes a voluntary assignment for the benefit of its creditors generally;

(ii)

a court having jurisdiction enters a decree or order adjudging the Managing Partner a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy, and such decree or order continues unstayed and in effect for a period of 30 days;

(iii)

any proceeding with respect to the Managing Partner is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants, and such proceeding has not been stayed or terminated prior to the expiry of 30 days after such proceeding has been commenced; or

(iv)

the Managing Partner is wound up, dissolved or liquidated under any law or otherwise becomes subject to the provisions of the Winding-Up and Restructuring Act (Canada), or has its existence terminated or passes any resolution for its wind-up, dissolution or liquidation other than in connection with a bona fide reorganization of the Managing Partner pursuant to which a successor to the Managing Partner that is an affiliated entity assumes all or substantially all of the assets, rights, liabilities and obligations of the Managing Partner including the rights and obligations of the Managing Partner hereunder;

(s)

"Expert" has the meaning ascribed to it in Section 7.3(c);

(t)

"FCL Contribution" means the contribution by FCL to the capital of the Partnership of its portion of the Fording Contributed Assets on the terms set forth in the Fording Contribution Agreement and the Plan of Arrangement;

(u)

"Fiscal Period" means the fiscal period of the Partnership as set forth in Section ;

(v)

"Fording Contributed Assets" means the assets to be contributed by FCL and Subco to the capital of the Partnership pursuant to the Fording Contribution Agreement and the Plan of Arrangement, which assets shall include the Luscar Contributed Assets;

(w)

"Fording Contribution Agreement" means the contribution agreement dated the Closing Date between the Partnership, FCL and Subco setting out the terms on which FCL and Subco will contribute the Fording Contributed Assets to the capital of the Partnership;

(x)

"Fording Credit Facility" means the credit facilities in the aggregate amount of up to $440 million to be made available to New Fording by a syndicate of lenders and includes any refinancing of such credit facilities or any replacement credit facilities therefor;

(y)

"Guarantee" means the unsecured guarantee by the Partnership of New Fording’s obligations under the Fording Credit Facility, which Guarantee is further described in Section 4.2 hereof and attached as Schedule "E";

(z)

"Human Resources Agreement" means the agreement to be dated the Closing Date between, among others, Teck, New Fording and the Partnership, which will provide for, among other things, the secondment of employees to the Partnership until their ultimate transfer to the Partnership or a subsidiary thereof;

(aa)

"Independent Directors" means the independent directors of New Fording as that term is defined in those certain governance agreements to be dated the Closing Date and to which the Fund will be a party provided that for the purposes of this Agreement, Michael Grandin shall be deemed to be an Independent Director;

(bb)

"Luscar/CONSOL Joint Venture Asset Purchase Agreement" means the asset purchase agreement to be dated the Closing Date between, among others (i) certain of affiliates of Fording, (ii) Luscar Ltd. and certain affiliated entities and (iii) CONSOL Energy Inc. and certain of its subsidiaries;

(cc)

"Luscar Contributed Assets" means the assets to be purchased by Subco pursuant to the Luscar/CONSOL Joint Venture Asset Purchase Agreement;

(dd)

"Luscar Employers" means the employers of the employees of the Line Creek mine and the Luscar mine, including related administrative personnel, which employees are ultimately to be transferred to the Partnership pursuant to the operation of the Luscar/CONSOL Joint Venture Asset Purchase Agreement, the Human Resources Agreement and the Fording Contribution Agreement;

(ee)

"Management" has the meaning ascribed to it in Section ;

(ff)

"Managing Partner" means the managing partner of the Partnership, from time to time, as provided for in Article 3;

(gg)

"Material Project" means any project proposed to be undertaken by the Partnership that would involve aggregate non-sustaining capital expenditures (being those capital expenditures that are not Sustaining Capital Expenditures) in excess of $50 million;

(hh)

"Nominee Agreement" means the nominee agreement(s) to be dated as of the Closing Date between the Partnership and one or more nominee corporations, pursuant to which certain assets of the Partnership will be held by such nominee corporation(s) in accordance with Section , substantially in the form attached as Schedule "C";

(ii)

"Non-Competition Agreement" means the non-competition agreement to be entered into by the Fund, New Fording and the Partnership on the one hand, and Luscar Ltd. and Luscar Energy Partnership on the other hand, and to be dated the Closing Date;

(jj)

"Operating Facility" means the extendible 364 day revolving, one year non-revolving credit facility of up to $140 million to be made available to the Partnership by a syndicate of lenders, and includes any refinancing of such credit facilities or any replacement credit facilities therefore;

(kk)

"Partner" means any Person that is from time to time a party hereto and means initially, FCL or any of the Teck Partners; and following completion of the transactions contemplated in the definition of "New Fording", "Partner" means Subco or any of the Teck Partners;

(ll)

"Partnership" means the general partnership formed pursuant to this Agreement;

(mm)

"Partnership Interest" means a Partner’s interest in the Partnership, including, for greater certainty, the Distribution Entitlement associated with that interest whether that Distribution Entitlement is variable or fixed;

(nn)

"QCP" means Quintette Coal Partnership, a general partnership existing under the laws of British Columbia, having as its partners Teck and TBCI;

(oo)

"Register" means the register maintained by the Managing Partner in respect of the Partners as provided for in Section 3.2(a);

(pp)

"Special Resolution of the Partners" means a resolution passed by Partners holding, in aggregate, not less than 95% of the outstanding Distribution Entitlements, either at a duly constituted meeting of Partners called for the purpose of considering such resolution or an adjournment thereof, or in writing (which writing may be by counterpart);

(qq)

"Subco" means 4123212 Canada Ltd., a corporation existing under the laws of Canada;

(rr)

"Subco Contribution" means the contribution by Subco to the capital of the Partnership of assets forming part of the Fording Contributed Assets on the terms set forth in the Fording Contribution Agreement and the Plan of Arrangement;

(ss)

"Sustaining Capital Expenditures" means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Partnership’s business operations;

(tt)

"TBCI" means Teck-Bullmoose Coal Inc., a corporation existing under the laws of British Columbia;

(uu)

"Teck" means Teck Cominco Limited, a corporation existing under the laws of Canada;

(vv)

"Teck Contributed Assets" means the assets to be contributed by the Teck Partners to the capital of the Partnership pursuant to the Teck Contribution Agreement and the Plan of Arrangement;

(ww)

"Teck Contribution" means the contribution by the Teck Partners to the capital of the Partnership of the Teck Contributed Assets on the terms set forth in the Teck Contribution Agreement and the Plan of Arrangement;

(xx)

"Teck Contribution Agreement" means the contribution agreement dated as of the Closing Date between the Partnership and the Teck Partners setting out the terms on which the Teck Partners will contribute the Teck Contributed Assets to the capital of the Partnership;

(yy)

"Teck Partners" means collectively Teck, QCP and TBCI; and

(zz)

"TSX Guidelines" means the corporate governance guidelines of the Toronto Stock Exchange, as amended from time to time.

Certain other terms may also be defined where they appear in this Agreement or in the Schedules hereto, including the Common Schedule. For certainty, the definition of "Affiliate" set forth in the Common Schedule does not form part of this Agreement.

1.2

Entire Agreement

This Agreement, the Combination Agreement, the Human Resources Agreement, the Administration Agreements, the BC Taxes Agreement, and the other agreements contemplated herein and therein, constitute the entire agreement between the Partners and the Partnership with respect to the subject matter hereof and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between such Parties pertaining to such subject matter and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, specifically including the term sheet included as Schedule 2.3(a) of the Combination Agreement.  There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Partners and the Partnership in connection with the subject matter of this Agreement except as specifically set forth as aforesaid. For certainty, this Agreement supersedes in its entirety and replaces that certain partnership agreement of even date herewith, between FCL, Subco, Teck, QCP and TBCI (the "Earlier Agreement").

1.3

Interpretation and General Provisions

The rules of interpretation and general provisions outlined in the Common Schedule are part of this Agreement.

1.4

Schedules

Schedule	Description
Schedule "A"	Definitions Applicable to Section 7.3
Schedule "B"	Special Majority Matters
Schedule "C"	Form of Nominee Agreement
Schedule "D"	Common Definitions, Principles of Interpretation and General Provisions
Schedule "E"	Form of Guarantee
Schedule "F"	Form of Teck Agreement

ARTICLE 2
FORMATION AND BUSINESS OF PARTNERSHIP

2.1

Formation

Pursuant to the Earlier Agreement, FCL, Subco and the Teck Partners formed a general partnership pursuant to the laws of the Province of Alberta.  As set forth in Section 1.2, this Agreement supersedes and replaces the Earlier Agreement and authorizes the Partnership to engage in business in the Provinces of Alberta and British Columbia and in such other jurisdictions as the Managing Partner shall determine that it is appropriate for the Partnership to do so.

2.2

Contributions on Formation

On formation of the Partnership, FCL shall contribute to the capital of the Partnership the amount of $650 by way of a cash payment, and the Teck Partners shall contribute to the capital of the Partnership the amount of $350 by way of a cash payment, immediately following which the Partners’ respective Partnership Interests and Distribution Entitlements, shall be as follows:

(a)

FCL:

65.000%

(b)

Teck:

34.833%

(c)

QCP:

0.164%

(d)

TBCI:

   0.003%

Total:

100.000%

2.3

Evidence of Partnership Interest

On request of a Partner, the Managing Partner will issue a certificate evidencing that Partner’s status as a Partner and its Distribution Entitlement; provided that if such Partner is FCL or New Fording, the Managing Partner will issue such certificate in the name of FCL or New Fording, as the case may be, but deliver same to the Agent, as such term is defined in the Credit Agreement.

2.4

Nature of Business

The Partnership shall carry on the business of producing and selling coal and engaging in activities ancillary or incidental thereto, such as granting and receiving royalties, holding resource properties, producing and selling coal bed methane and generating electricity from coal.  In connection with such business, the Partnership shall own, operate and lease assets and property, borrow money, make investments and hold other direct or indirect rights.

2.5

Exclusion of Other Business

Except for the business and activities specified in Section 2.4 and the other businesses and activities authorized by a Special Resolution of the Partners, the Partnership shall not carry on any other business or activity.

2.6

Place of Business

(a)

The registered office of the Partnership shall be located at Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R4, or at such other location as is, from time to time, determined by the Managing Partner; and

(b)

the Partnership may maintain such other and additional offices at such other locations as is, from time to time, determined by the Managing Partner to be appropriate.

2.7

Fiscal Period

The first Fiscal Period of the Partnership shall begin on the date hereof and end on January 31, 2004 and each subsequent Fiscal Period of the Partnership shall end on the last day of January of each successive year, unless changed by a Special Resolution of the Partners.

ARTICLE 3
MANAGEMENT AND OPERATION OF THE PARTNERSHIP

3.1

Managing Partner

(a)

Subject to Section 3.3, the managing partner of the Partnership (the "Managing Partner") shall be Teck.  The Managing Partner shall be responsible for and shall manage the business and affairs of the Partnership and in connection therewith, the Managing Partner shall have the authority to contract on behalf of the

Partnership.  All decisions relating to the business and affairs of the Partnership will be made by the Managing Partner, other than those described in Schedule "B", which must be approved by a Special Resolution of the Partners.

(b)

The Managing Partner will exercise the degree of care, skill and diligence in its management of the Partnership that an experienced mine operator would use in the conduct of its own affairs, and will manage the Partnership in the best interests of the Partnership in accordance with prudent mining practices.

3.2

Duties of the Managing Partner

In addition to the other duties and obligations specified in this Agreement, the Managing Partner shall do the following:

(a)

keep a register (the "Register") of the names and addresses of all of the Partners and their respective Partnership Interests and Distribution Entitlements;

(b)

obtain and maintain, to the extent obtainable and maintainable on a commercially reasonable basis, the registrations, licenses and permits necessary for the conduct of the Partnership’s business in all jurisdictions where the activities of the Partnership require same;

(c)

devote to the conduct of the affairs of the Partnership such time as may be reasonably required to carry out its obligations hereunder;

(d)

render such accounts and reports to the Partners as are required by applicable law and this Agreement; and

(e)

establish a code of conduct, insider trading policy and disclosure policy for the Partnership, in a form and substance acceptable to the Independent Directors, which policies shall not be materially amended, suspended, terminated or replaced without the prior written consent of the Independent Directors.

3.3

Resignation of the Managing Partner

The Managing Partner shall be deemed to have resigned and shall no longer be entitled to manage the Partnership if any of the following events occur:

(a)

the Partnership Interests held by the Managing Partner, together with its Affiliates, no longer carry Distribution Entitlements totalling more than 20% of all of the then outstanding Distribution Entitlements;

(b)

the Managing Partner suffers an Event of Insolvency; or

(c)

the Managing Partner is:

(i)

Teck, or an Affiliate thereof, and the Managing Partner wilfully breaches its obligations under this Agreement, such breach remains unremedied for a period of 60 days following the provision by another Partner of a notice to the Managing Partner of the breach (which notice shall specify in reasonable detail, the particulars of the breach being complained of) and the breach results or could reasonably be expected to result in a material adverse effect on the Fund or New Fording; or

(ii)

a Person other than Teck, or an Affiliate thereof, and the Managing Partner is in material breach of this Agreement and such breach remains unremedied for a period of 60 days following the provision by another Partner of notice to the Managing Partner of the breach (which notice shall specify in reasonable detail, the particulars of the breach complained of).

In addition, the Managing Partner may resign from such position on not less than 60 days’ advance written notice to the other Partners.

3.4

Appointment of Successor

(a)

In the event that the Managing Partner resigns or is deemed to resign pursuant to the provisions of Section 3.3, then the Partners shall meet as soon as possible to appoint a successor Managing Partner which appointment shall be authorized by a unanimous written resolution of all of the Partners holding a Distribution Entitlement of greater than 5% of all of the then outstanding Distribution Entitlements, other than the resigning Managing Partner if the Managing Partner is deemed to have resigned in the circumstances described in Sections 3.3(b) and (c).

(b)

If the Partners fail to appoint a successor Managing Partner forthwith after the resignation, or deemed resignation of the resigning Managing Partner, the Partner holding the largest Distribution Entitlement (other than the resigning Managing Partner if the Managing Partner is deemed to have resigned in the circumstances described in Sections 3.3(b) and (c)) shall be entitled to appoint an interim Managing Partner pending the selection of a successor Managing Partner in the manner aforesaid.

3.5

Assignment of Rights of Managing Partner

Notwithstanding the provision of Section 3.3(a), the Managing Partner may, in connection with a sale of all of its Partnership Interest, assign its rights as Managing Partner to:

(a)

an Affiliate, provided the Managing Partner guarantees the performance by such Person of its obligations hereunder; and

(b)

to another Person provided that the assignment is made to a Person with suitable mining experience and such assignment is consented to by a majority of the Independent Directors such consent not to be unreasonably withheld.

3.6

Day-to-Day Management of the Partnership

The day-to-day business and operation of the Partnership shall be carried out by officers and other management personnel designated by the Managing Partner and employed by the Partnership or a subsidiary thereof ("Management") under the direction of the Managing Partner.  Initially, Management shall be comprised of such persons who, immediately prior to the date hereof, comprised substantially the management of FCL.

3.7

Interim Authority

For certainty, but without derogation from any rights of the Managing Partner hereunder, and subject to Section 4.1, the Parties agree that in connection with the formation of the Partnership and the completion of the Plan of Arrangement, any document or instrument to be executed by the Partnership prior to the Proceeds Date (as such term is defined in the Combination Agreement) will be duly authorized and executed by the Partnership if it is signed by one of David Thompson, John G. Taylor, or Peter Rozee on behalf of Teck and one of James G. Gardiner , Allen R. Hagerman or James F. Jones on behalf of FCL or Subco, as the case may be.

3.8

Insurance

The Partnership shall purchase and maintain or cause to be purchased and maintained for the benefit of the Partnership, its employees and the Partners and their respective officers, directors, shareholders and employees, to the extent available on commercially reasonable terms, liability, casualty and other insurance of such types and coverages as are customary for similar business operations to those of the Partnership or as may be required by the Partnership’s lenders and prudent business practice.

3.9

Indemnity by the Managing Partner

The Managing Partner covenants and agrees with the other Partners to indemnify and save harmless the other Partners and/or their respective officers, directors, shareholders and employees, or any of them, effective as and from the time of Closing, from and against any claim, action, suit, damage, expense, cost, debt or assessment which may be made or brought against the other Partners and/or their respective officers, directors, shareholders and employees or any of them or from and against any loss that any of them may suffer or incur as a result of the negligence or wilful default of the Managing Partner in the exercise of its rights or the discharge of its obligations as Managing Partner hereunder.

3.10

Indemnity in Favour of the Managing Partner and Officers and Employees

To the extent permitted by law, the Partnership shall indemnify and hold harmless, effective as and from the time of Closing:

(a)

the Managing Partner, and/or its directors, officers, agents and employees (collectively, the "Managing Partner Indemnified Persons"), from and against any claim, action, suit, damage, expense, cost, debt or assessment which may be made or brought against the Managing Partner Indemnified Persons, or any of them, or from and against any loss that any of them may suffer or incur, in connection with the exercise by the Managing Partner of its rights or the discharge of its obligations as Managing Partner hereunder, or

(b)

the officers of the Partnership (collectively, the "Partnership Indemnified Persons"), from and against any claim, action, suit, damage, expense, cost, debt or assessment which may be made or brought against the Partnership Indemnified Persons, or any of them, or from and against any loss that any of them may suffer or incur, in connection with acting as officers of the Partnership, provided that no Person will be indemnified or held harmless pursuant to this Section 3.10 for any loss, claim, action, suit, damage, expense, cost, debt or assessment resulting from the negligence or wilful misconduct of such Person.  The indemnification rights of Partnership Indemnified Persons will be provided for in indemnification agreements to be entered into between each such Person and the Partnership following the Closing.  The Partners acknowledge and agree that the Managing Partner is holding the indemnities hereby granted in favour of the Managing Partner Indemnified Persons and the Partnership Indemnified Persons on behalf of and in trust for such Persons so that they can enjoy the benefit thereof.  The Partners further acknowledge and agree that the Partnership Indemnified Persons and the Managing Partner Indemnified Persons may enforce this Section 3.10 notwithstanding that they are not signatories to this Agreement.

3.11

Actions not constituting Negligence or Wilful Misconduct

For certainty, no act or omission of (i) a Person required to provide indemnification under Section 3.9, or (ii) a Person entitled to receive indemnification pursuant to Section 3.10, will be deemed to constitute negligence or wilful misconduct of such Person if it is done:

(a)

pursuant to a Special Resolution of the Partners, or, in the case of Partnership Indemnified Persons, at the direction of the Managing Partner; or

(b)

at the direction of any governmental authority, whether or not the validity of that direction is challenged by the Managing Partner or the Partnership; or

(c)

unilaterally in good faith to protect life, limb or property,

provided in each case, the act is undertaken, or the omission is made, by the Person without any knowledge of the unlawfulness of the act or omission.

3.12

Compensation of Managing Partner

The Managing Partner shall be reimbursed by the Partnership for all direct costs and expenditures incurred by or on behalf of the Managing Partner in connection with the provision of any services that are the subject of a services agreement between the Managing Partner and the Partnership and that are approved by a Special Resolution of the Partners.  In the event that the provision of services by the Managing Partner is approved by the Partners in the manner aforesaid, the principle underlying the determination of the compensation to be paid to the Managing Partner pursuant to such services agreement shall be that of full cost recovery for the Managing Partner including a reasonable allocation of overhead.  In this regard, the Managing Partner shall not be entitled to charge to the Partnership, any amounts in respect of services provided by any of its directors or senior officers (being its Chairman, Vice Chair, Chief Executive Officer, President, any Senior Vice Presidents, Treasurer and Controller) other than out-of-pocket expenses. For certainty, the Parties agree that the participation by the Managing Partner in the estimation of Incremental Returns (as defined in Schedule "A") shall not be services giving rise to compensation under this Section 3.12.

ARTICLE 4
CREDIT FACILITIES AND GUARANTEE

4.1

Credit Agreement

The Managing Partner, for and on behalf of the Partnership, shall enter into the Credit Agreement dated February 27, 2003 among Fording, the Partnership and Subco, on the one hand, and Royal Bank of Canada, on the other hand, a copy of which has been delivered to each of Teck and FCL, which provides for the Fording Credit Facility and the initial Operating Facility (the "Credit Agreement") together with the related documentation.

4.2

Partnership Guarantee of Credit Facility

The Partnership will provide the Guarantee of the Fording Credit Facility substantially in the form of guarantee attached as Schedule "E" hereto.  The Partnership will provide a similar guarantee in respect of the refinancing of all or any portion of the Fording Credit Facility provided that the principal amount being refinanced is not greater than $440 million and the terms and conditions of the replacement guarantee are no more onerous to the Partnership or Teck than those of the Guarantee taking into consideration the terms of the Teck Agreement in the form attached to this Agreement as Schedule "F".

4.3

Restrictions while Guarantee is in Place

So long as the Guarantee or any replacement thereof is in place, New Fording covenants in favour of Teck:

(a)

not to sell any of its Partnership Interest; and

(b)

not to carry on any business other than:

(i)

through the Partnership or in respect of its interest therein, or

(ii)

the business of its Industrial Mineral Operations substantially as currently conducted,

unless, in the reasonable judgment of Teck, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of New Fording.

ARTICLE 5
PARTNERSHIP MEETINGS

5.1

Partnership Meetings

Any Partner may call a meeting of Partners at any time on not less than ten (10) Business Days advance written notice to the other Partners.  Such notice shall describe, in reasonable detail, the matters to be considered at the meeting such that the Partners can make a reasoned decision in respect of such matters. The Partner calling the meeting may designate either Calgary or Vancouver as the location of the meeting or such other location as is mutually acceptable to all of the Partners. In the event of an emergency, the Partners will use reasonable efforts to expedite meetings or waive notice thereof.

5.2

Attendance and Voting

Partners shall attend and vote at Partners’ meetings in person or telephonically through their authorized representatives and in this regard:

(a)

each Partner will arrange to be represented at each Partners’ meeting by an authorized representative;

(b)

Partners will be obligated to vote in favour of any resolution of Partners that is in the best interest of the Partnership provided, in the case of either New Fording or the Teck Partners, such action is not inconsistent with the fiduciary obligations of the boards of directors of, respectively, New Fording or the Teck Partners; and

(c)

each Partner will be entitled to that number of votes which is equal to its Distribution Entitlement at that time, expressed as a percentage multiplied by 100.

5.3

Adjournment

Any Partners’ meeting shall be adjourned for a period not in excess of ten (10) days at the request of any Partner.  Any such request must be made by notice in writing addressed to the other Partners and must be delivered at least two (2) Business Days prior to commencement of the meeting to be adjourned.  Once an adjournment has been granted under this Section for any meeting, any further adjournment of that meeting shall require the unanimous affirmative vote of the Partners. A Partner may request an adjournment of a Partners’ meeting once in each Fiscal Period, provided for this purpose, the Teck Partners shall be treated as a single Partner.

5.4

Quorum

Quorum for Partners’ meetings is at least two (2) Partners holding in the aggregate not less than 95% of the outstanding Distribution Entitlements.

5.5

Special Resolution of the Partners

Each of the matters set out in Schedule "B" must be authorized by a Special Resolution of the Partners.

5.6

Approved Plans

By no later than November 15 of each year, the Partnership will prepare and submit to the Partners, for their approval, a capital and operating plan and budget for the following calendar year. Each such capital and operating plan and budget will be in such form and detail as the Partners may reasonably request and shall include, among other things the scheduling of Sustaining Capital Expenditures, forecasts of Partnership distributions and the proposed compensation of Management for the following year. The Partnership may, at any time and from time to time, prepare and submit to the Partners for approval supplemental or revised capital and operating plans and budgets. Any such supplement or revision will be submitted to the Partners as far in advance of the proposed implementation of the supplemental or revised capital and operating plan and budget as is reasonably possible.

5.7

Operations Subject to Approved Plan

Subject to Section 5.8 and Section 5.9, the Managing Partner will use its best efforts to ensure that the business of the Partnership is conducted substantially in accordance with the Approved Plans and will not take any action set out in Schedule "B" without such action first being approved by a Special Resolution of  the Partners.

5.8

Emergency Expenditures

The Managing Partner may deviate from the Approved Plans and may take any necessary action to the extent that any emergency arises which requires any expenditure or other action for the protection of life, limb or property or the preservation of the assets and undertaking of the Partnership and is of sufficient urgency that approval by a Special Resolution of the Partners of a supplemental capital and operating plan and budget is not reasonably practicable.  Any such emergency expenditure or action will be deemed to constitute an approved supplement to the current Approved Plans without the need for any action or approval by the Partners, provided that the Managing Partner shall minimize, to the degree possible, work done without the prior approval of the Partners. If the Managing Partner determines that emergency expenditures or other actions are required, it will promptly call a meeting of Partners to consider the circumstances giving rise to the expenditures.

5.9

Operations in Absence of Approved Plan

(a)

If the Partners fail to approve a capital and operating plan and budget prior to the beginning of any calendar year, such that there is no Approved Plan for that year, the Managing Partner shall use its best efforts to ensure that the business of the Partnership is conducted in a manner substantially consistent with the Approved Plan for the prior year (the "Prior Plan") on a basis that minimizes capital expenditures and that is consistent with prudent mining and engineering practices (such manner of operation being the "Interim Plan"). If, in the good faith estimation of the Managing Partner, and subject to Section 5.8, circumstances require a material deviation from the Prior Plan, the Managing Partner shall forthwith convene a Partners’ meeting to obtain, by Special Resolution of the Partners, authorization to deviate materially from the Prior Plan adjusted as contemplated in this Section 5.9(a).

(b)

The Partnership shall be operated in accordance with the Interim Plan, subject to any material deviations from such plan authorized by a Special Resolution of the Partners, and subject to Section 5.8, until replaced by an Approved Plan or a deemed Approved Plan pursuant to this Section 5.9.

(c)

For the first three months of any period during which the Partnership is being operated pursuant to an Interim Plan, the Partners shall work in good faith with a view to approving an operating plan and capital budget for the remainder of that year (the "Plan Period").  If, after expiry of such three month period, the Partners have not agreed on an Approved Plan for the Plan Period, the Managing Partner, on the one hand, and the Trustees of the Fund, other than any Trustee that is a nominee of Teck or that is "related" to Teck within the meaning of the TSX Guidelines (collectively, the "Independent Trustees") on the other hand, shall enter into a period of non-binding mediation of up to nine months (the "Mediation Period") with a view to resolving the dispute.  Upon commencement of the Mediation Period, the parties shall select a mutually acceptable mediator.  If the parties do not agree on a mediator within ten days after the commencement of such period, either party may apply to the Alberta Court of Queen’s Bench for the appointment of the mediator.  Mediation shall commence forthwith following the appointment of the mediator.

(d)

After three months of mediation, either the Independent Trustees or the Managing Partner shall have the right, on five days advance written notice to the other parties, to terminate the Mediation Period.  If the Mediation Period is so terminated, or if the Mediation Period expires before a resolution to the dispute is reached, the Managing Partner shall cause the Partnership to retain the services of a reputable, internationally recognized mining engineering firm, independent of all of the Partners and acceptable to all of the Partners (the "Engineer") and for this purpose "independent" shall have substantially the same meaning as is set out in Section 7.3(c), appropriately modified.  If the Partners cannot agree on the identity of the Engineer, each of the Managing Partner and the Independent Trustees shall put forth a candidate, meeting the requirements set forth above, to act as Engineer.  If neither of the proposed nominees for the position of Engineer is acceptable to both the Managing Partner and the Independent Trustees, then the nominee of the Independent Trustees and the nominee of the Managing Partner shall meet forthwith in order to appoint the Engineer, who shall be independent as defined above, and such appointment shall be binding upon the parties.

(e)

The Engineer shall be mandated to prepare a capital and operating plan and budget for operation of the assets of the Partnership for the balance of the then current calendar year and the ensuing calendar year on a basis designed to maximize sustainable cash distributions from the Partnership in accordance with prudent mining and engineering practices (the "Engineer Plan").  The Engineer shall be directed to deliver the Engineer Plan to each of the Partners within 60 days of its appointment. The Partners shall endeavour to agree to an Approved Plan within 30 days of delivery of the Engineer Plan. Failing such agreement within such 30 day period, the Engineer Plan will be and will be deemed to be the Approved Plan for the period covered by the Engineer Plan.

(f)

Upon an Engineer Plan constituting or being deemed to constitute an Approved Plan or an agreement with respect to an Approved Plan pursuant to Section 5.9(e) above, the Independent Trustees shall have the right to require the Managing Partner to replace, forthwith, any or all of the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Partnership and, also, to require the Managing Partner to replace the Senior Mining Vice President of the Managing Partner responsible for supervision of the Partnership with a new senior officer of the Managing Partner with expertise in mining.

(g)

If, by November 15 of any full calendar year in which the Partnership is being operated in accordance with an Engineer Plan, the Partners have not approved a capital and operating plan and budget for the ensuing year, the Engineer shall again be mandated to prepare an Engineer Plan for the ensuing year and to deliver such Plan to each of the Partners by December 15 of that year.  Failing agreement of the Partners with respect to an Approved Plan by December 31 of such year, the Engineer Plan will be and will be deemed to be the Approved Plan for the ensuing year.

(h)

Any period of operation of the Partnership under an Interim Plan or an Engineer Plan shall extend the "Period" (as defined in Schedule "A") by a period of time, expressed in days, that is equal to the number of days that the Partnership was operated under the Interim Plan or the Engineer Plan or both as the case may be.

ARTICLE 6
STATUS OF PARTNERS

6.1

Status and Capacity of Partners

Each Partner represents, warrants and covenants to each other Partner that such Partner:

(a)

has been duly authorized by all necessary corporate or partnership action, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement;

(b)

has the capacity to enter into and be bound by this Agreement and will provide such evidence thereof as the other Partners may reasonably require;

(c)

is and will remain a resident of Canada for the purposes of the Tax Act or, if such Partner is a partnership, it is a Canadian partnership for purposes of the Tax Act and will retain such status for so long as it is a Partner; and

(d)

will not transfer its Partnership Interest, in whole or in part, to a Person who is not able to make these representations, warranties and covenants.

The representations, warranties and covenants made pursuant to this Section 6.1 shall survive the execution of this Agreement and each Partner covenants and agrees to ensure that each representation, warranty and covenant made pursuant to this Section 6.1 remains true so long as such Partner remains a Partner.

6.2

Limitations on Authority of Partners

Except as otherwise expressly provided herein, no Partner shall, without the prior written consent of each of the other Partners:

(a)

be, or purport to be, entitled to transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership or to act as agent of any other Partner; or

(b)

in its capacity as a Partner, make any commitment on behalf of or otherwise obligate or bind any other Partner.

6.3

Restrictions on Partners

Except as expressly provided for in Article 11 or in Section 12.1, no Partner shall, without the prior written consent of each of the other Partners, seek to compel a partition or sale, judicial or otherwise, of any property of the Partnership or otherwise require any property of the Partnership to be distributed to any Partner in kind.

6.4

Pledge of Partnership Interest

Subject to the terms of the Fording Credit Facility, the Operating Facility and the Guarantee, a Partner may mortgage, hypothecate or pledge a Partnership Interest held by such Partner as security for a loan to or an obligation of such Partner.  Upon implementation of the Plan of Arrangement and in accordance with Section 8.2(d), Subco is permitted to pledge its Partnership Interest as security in respect of the Fording Credit Facility including, for certainty, any refinancing of such facility or any replacement facilities.  If a Partnership Interest is so mortgaged, hypothecated or pledged, the Partnership shall, upon receipt of a written request from the Partner, deliver to the Person specified by the Partner in the written request a written acknowledgement of notice of the mortgage, hypothecation or pledge and confirmation that, following a default under such obligation, upon receipt by the Partnership of a written order from that Person setting forth, where relevant, an address for payment:

(a)

all distributions by the Partnership in respect of such Partnership Interest thereafter shall be made to that Person at that address, or at such other address as that Person from time to time advises the Partnership in writing; and

(b)

subject to compliance with Section 8.3 and Section 8.4, that Person shall have authority to direct the transfer of the pledged Partnership Interest to another Person, to have such transfer registered on the Register and to collect the proceeds received therefor, until that Person delivers to the Partnership a written release from such acknowledgement and order. The Partner, by delivering the written request to the Partnership, shall thereby be authorizing the Partnership to make, and consenting to the making of, all distributions and transfers so effected.  In addition, and in connection with any mortgage, pledge or hypothecation permitted by this Section, the Partnership will enter into an acknowledgement agreement with the mortgagee, pledgee or holder of the hypothec, as the case may be, on terms consistent with prevailing market practices at that time, but subject to Section 8.3 and Section 8.4, and otherwise as may be requested by such mortgagee, pledgee or holder acting reasonably.  For certainty, nothing in this Section 6.4 permits or allows a Partner to create any Encumbrance upon any of the assets of the Partnership.

6.5

Non-Competition

(a)

None of the Partners shall, directly or indirectly, without the prior written consent of the other Partners, at any time while it is a Partner, either alone or in conjunction with any individual, firm, corporation, association or other entity except for the Partnership, whether as principal, agent, shareholder or in any other capacity whatsoever, carry on, or be engaged in, concerned with or interested in, any undertaking which engages in the production and sale of coal anywhere in North America (except for any equity share investment in a public company whose shares are listed on a recognized stock exchange where such share investment does not in the aggregate exceed 10% of the issued equity shares of such company).

(b)

Subject to the foregoing and Section 4.3, a Partner may engage in or hold an interest in any other business, venture, investment or activity and shall not be liable to account therefore to the Partnership or any Partner. In addition, Partners may engage in activities unrelated to the production and sale of coal in North America for which they will not be liable to account to the Partnership.

6.6

Compliance with Laws

Each Partner will, on request of the Managing Partner, promptly execute every certificate or other instrument necessary to comply with any applicable law or regulation of any jurisdiction in which the Partnership carries on business that is required for the continuation and good standing of the Partnership.

6.7

Unlimited Liability of Partners

Subject to the terms of the Guarantee or the Operating Facility and any other agreement which limits the recourse of a contracting party to the assets of the Partnership, the Partners shall have unlimited liability for all debts and other liabilities and obligations of the Partnership.

ARTICLE 7
PARTNERSHIP CONTRIBUTIONS AND DISTRIBUTION ENTITLEMENTS

7.1

Closing Date Contributions

On the Closing Date, in accordance with, and in the order and at the times described in, the Plan of Arrangement and the applicable Contribution Agreements:

(a)

FCL shall make the FCL Contribution to the Partnership by which it will contribute to the capital of the Partnership beneficial ownership to a portion of the Fording Contributed Assets in exchange for (i) a promissory note of the Partnership, (ii) the assumption by the Partnership of obligations and liabilities related to such assets and the operation thereof, and (iii) an addition to the amount of capital contributed to the Partnership by FCL equal to the fair market value of the property contributed to the Partnership by FCL less the fair market value of the consideration described in (i) and (ii), which will result in an appropriate adjustment in FCL’s Partnership Interest and Distribution Entitlement;

(b)

Subco shall make the Subco Contribution to the Partnership by which it will contribute to the capital of the Partnership beneficial ownership to a portion of the Fording Contributed Assets in exchange for (i) the assumption by the Partnership of the obligations and liabilities related to such assets and the operation thereof and the payment of an amount equal to the working capital adjustment contemplated by the Luscar/CONSOL Joint Venture Asset Purchase Agreement as adjusted, and (ii) an addition to the amount of capital contributed to the

Partnership by Subco equal to the fair market value of the property contributed to the Partnership by Subco less the fair market value of the consideration described in (i), which will result in an appropriate adjustment in Subco’s Partnership Interest and Distribution Entitlement;

(c)

the Teck Partners shall make the Teck Contribution to the Partnership by which they will contribute to the capital of the Partnership $125 million in cash and beneficial ownership to the Teck Contributed Assets in exchange for (i) the assumption by the Partnership of the obligations and liabilities related to such assets and the operation thereof, and (ii) an addition to the amount of capital contributed to the Partnership by the Teck Partners equal to the fair market value of the property contributed to the Partnership by the Teck Partners less the fair market value of the consideration described in (i), which will result in an appropriate adjustment in the Teck Partners’ Partnership Interests and Distribution Entitlements; and

(d)

notwithstanding anything else in this Agreement, following completion of the contributions and assumptions referred to in paragraphs (a), (b) and (c) above and the transactions contemplated in the definition of "New Fording" in Schedule "D" hereto, the initial Distribution Entitlements associated with the Partners’ Partnership Interests shall be as follows:

New Fording:

65.000%

Teck:

34.833%

QCP:

0.164%

TBCI:

0.003%

Total:

100.000%

7.2

Title Held in Trust

(a)

For those assets transferred to the Partnership by a Partner (the "Contributor") pursuant to this Agreement where either (i) for administrative reasons it is desirable that legal title be held by another entity, or (ii) the Partnership is restricted from holding legal title (in either case, "Nominee Assets"), legal title shall be transferred to a nominee (the "Nominee"), as agent and trustee for the Partnership, pursuant to the terms of the Nominee Agreement and the Contributor shall provide such documents and enter into such agreements as may be required by the Partnership to confirm such transfer.

(b)

The Contributor acknowledges to and covenants with the Partnership that, in respect of all of the Nominee Assets which are held or registered in the name of the Contributor, or in respect of which the Contributor holds legal title, or any residual, contingent or future interest, in addition to the requirements of Section 7.2(a), until such time as the transfer to the Nominee is effective, the Contributor stands possessed of and holds such Nominee Assets and all proceeds of production or disposition and other receipts, proceeds or products from the Nominee Assets in trust for the exclusive benefit of the Partnership and the

Contributor shall only deal with such Nominee Assets at the exclusive direction of the Partnership and as the agent of the Partnership and will commit no act or omission in respect of any of them except at the direction of the Partnership.

7.3

Increase in Teck’s Distribution Entitlement

(a)

Capitalized terms used in this Section 7.3 have, unless otherwise defined herein, the respective meanings ascribed to them in Schedule "A" hereto.

(b)

The Distribution Entitlements associated with Teck’s and New Fording’s Partnership Interests will be irrevocably adjusted if Incremental Returns are achieved by the Partnership during the Period.  At the end of each Coal Year during the Period, Teck’s Distribution Entitlement will be permanently increased by 0.1% in respect of each $1,000,000 of Incremental Return in such Coal Year.  Any such increase will be made, effective as at the first day of the next Coal Year, by an increase in Teck’s Distribution Entitlement and a corresponding dilution in the Distribution Entitlement of New Fording, and the Distribution Entitlement of QCP and TBCI shall not be affected by these adjustments.  The Distribution Entitlement associated with Teck’s Partnership Interest may be increased under this Section 7.3 by a maximum of an additional 5% (bringing the total Distribution Entitlement associated with Teck’s Partnership Interest up to a maximum of 39.833%).

(c)

Teck and New Fording will select a mutually acceptable expert to report on the amount of Synergies and Elkview Distributable Cash in each Coal Year during the Period (the "Expert").  The Expert shall be an independent Person with financial expertise and expertise in metallurgical coal mining and marketing.  For this purpose, "independent" means free of any relationship with either Teck or New Fording or any insider thereof that might create a reasonable apprehension of bias in relation to the opinions contemplated hereby.  Teck and New Fording shall not take any action or enter into any agreement, arrangement or understanding with the Expert that might compromise the independence of the Expert during its engagement hereunder.  The mandate of the Expert shall be to carry out the analysis, assist in the preparation of the Program (as hereinafter defined) and prepare the opinions contemplated by this Section 7.3 in an impartial manner.  The compensation of the Expert shall not include any financial incentive in respect of the opinions contemplated hereby.  The Expert shall be fully indemnified by Teck and New Fording in respect of the engagement.  Each of Teck and New Fording shall appoint a representative, with similar qualifications to the Expert (the "Representatives"), to work with the Expert in the development of the Program. The initial Representatives of Teck and New Fording shall be, respectively, Mike Lipkewich and Jim Popowich.

(d)

Teck and New Fording will endeavour to appoint the Expert by not later than April 30, 2003. If, by such date, Teck and New Fording have not reached agreement as to who should serve as the Expert, then, Teck and New Fording shall each put forward the name of a Person acceptable to that party to serve as the Expert (the "Nominees").  If neither of the Nominees are acceptable to each of Teck and New Fording, then, by not later than June 30, 2003, Teck and New Fording shall direct their respective Nominees to work together to try to identify a Person that is independent of Teck and New Fording and that has the appropriate expertise, to serve as the Expert.  If, by July 31, 2003, the Nominees fail to agree on a Person to serve as the Expert then, either Teck or New Fording may, on 15 days advance written notice to the other, apply to the Court of Queen’s Bench of Alberta to have the Expert appointed.

(e)

Immediately following its appointment, the Expert shall, in consultation with the Representatives, develop a program (the "Program") for identifying, measuring and documenting Synergies and Elkview Distributable Cash and determining appropriate assumptions in respect thereof. The purpose of the Program will be to establish procedures for gathering data in support of the calculation of Incremental Returns and to review the principles and assumptions to be used in the determination thereof.

(f)

In connection with the preparation of the Program, the Representatives shall be given reasonable notice of and be entitled to participate in all meetings between the Expert and either Teck or New Fording, as the case may be, or in any site inspections of the assets or properties of the Partnership. From time to time, on request, the Expert will make itself available to the Board of Directors (or any committee thereof) or any senior executives of each of Teck and New Fording for the purposes of updating them on the development of the Program and the implementation thereof. The Expert and the Representatives will review and consider any comments with respect to the Program provided by the Board or senior executives of Teck or New Fording, and will on request report back to such parties with respect to such comments.  The Expert and the Representatives will keep the Board or senior executives of Teck and New Fording fully apprised of any areas of disagreement or ambiguity with respect to the calculation of Incremental Returns that may arise.

(g)

The amount of the Incremental Return for any Coal Year (if any) shall be determined as follows:

(i)

As soon as practicable, and in any event within 30 days following the end of each Coal Year in the Period, the Expert shall deliver to Teck and New Fording a draft opinion setting out the Expert’s assessment and determination of the Synergies achieved during such Coal Year and the Expert’s Calculation of Elkview Distributable Cash and the corresponding Incremental Returns achieved during the Period.  The draft opinion shall be in reasonable detail and shall set out the methods and assumptions used by the Expert in reaching its determination including reasonable details of the calculation thereof.

(ii)

Each of Teck and New Fording shall have 20 days to review the Expert’s draft opinion and to comment thereon to the Expert with a copy to the other party.  Each of Teck and New Fording will then have an additional 10 days to reply to the comments submitted to the Expert by the other party.  Within 15 days after the end of such 30 day period, the Expert shall deliver a final opinion setting forth the amount of Synergies, Elkview Distributable Cash and corresponding Incremental Returns for such Coal Year.

(iii)

Upon receipt of the Expert’s final opinion, Teck and New Fording shall have 15 days to review its conclusions.  If within such period, either Teck or New Fording advises the other that it does not accept the conclusions of the Expert contained in the report, then, the matter shall be referred to arbitration pursuant to Section 7.3(i), failing which the determination of the Expert with respect to the amount of Incremental Returns will be binding on Teck and New Fording and Teck and New Fording’s Distribution Entitlements shall be adjusted accordingly.

(h)

By June 30 of each subsequent Coal Year, each of Teck and New Fording will:

(i)

reappoint its Representative from the previous Coal Year or appoint another Person to serve as Representative;

(ii)

agree to reappoint the Expert from the previous Coal Year, or

(iii)

agree to another Person to serve as the Expert for the Coal Year, or

(iv)

put forward the name of a Nominee.

If the Parties name a Nominee pursuant to item (iv) above, the Nominees shall be, if necessary, authorized to agree on a Person to serve as the Expert and the process will be as set forth above in subsection (d). Following the appointment (or reappointment as the case may be) of the Expert, the Representatives and the Expert will repeat the process for determining Incremental Returns for that Coal Year set forth in this Section 7.3.

(i)

Any dispute regarding the operation of this Section 7.3 (including the interpretation of Schedule "A"), shall be settled by reference to arbitration in accordance with Section 13.3.  Any adjustment to Teck’s Distribution Entitlement resulting from arbitration pursuant to this Section 7.3(i) shall be retroactive to the date on which such adjustment would have taken place absent such arbitration.

7.4

Allocation of Income and Loss for Income Tax Purposes

(a)

The income and loss for tax purposes of the Partnership for each Fiscal Period shall be computed in accordance with the Tax Act after reimbursement for all costs and expenses incurred by a Partner for and on behalf of the Partnership in accordance with this Agreement and any other applicable taxation or other applicable legislation or similar laws of Canada or of any province or jurisdiction, and shall be allocated at the end of the Fiscal Period to the Persons who were Partners of the Partnership during that Fiscal Period based on the Partner’s Annual Distribution Entitlement for the Fiscal Period.

(b)

The Partnership will in each Fiscal Period, unless otherwise authorized by a Special Resolution of the Partners, claim the maximum permissible discretionary deductions available to it for tax purposes.

7.5

Tax Elections

Each Partner and the Partnership agrees to make a joint election under subsection 97(2) of the Tax Act and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation, within the prescribed time and in the prescribed manner, in respect of each of the contributions of property to the Partnership described in this Article 7 and any subsequent contribution which occurs under the Teck Contribution Agreement or the Fording Contribution Agreement.  The agreed amount in respect of each property that is transferred to the Partnership by a Partner shall be the amount designated by that Partner but shall not be less than the least amount that the agreed amount may be in accordance with the rules in subsection 97(2) of the Tax Act and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation.

ARTICLE 8
TRANSFER OF PARTNERSHIP UNITS

8.1

Transfers Prohibited

Except as expressly provided for in this Article 8 or in Sections 3.5 or 6.4, no Partner may sell, assign, transfer, convey or dispose of its Partnership Interest or otherwise convey the benefit thereof.

8.2

Permitted Transfers

Subject to the other provisions of this Agreement:

(a)

a Partner may sell, assign, transfer, convey, dispose of or otherwise convey the benefit of its Partnership Interest to an Affiliate of the transferring Partner, provided that the transferring Partner guarantees the obligations hereunder of such Affiliate and further provided that if at any time the transferee ceases to be an

Affiliate of the transferring Partner, the transferee shall immediately retransfer such Partnership Interest back to the transferring Partner or to an Affiliate thereof; however, with respect to transfers to Affiliates by any of the Teck Partners, references to Affiliates mean references to Affiliates of Teck;

(b)

a Partner may sell, assign, transfer, convey, dispose of or otherwise convey the benefit of its Partnership Interest to a Person provided that such sale, assignment, transfer, conveyance or disposition is effected in accordance with Section  and Section ;

(c)

FCL and Fording may assign their Partnership Interests in the manner contemplated by the Plan of Arrangement;

(d)

New Fording may assign its Partnership Interest as security to the Royal Bank of Canada, as agent for the Fording Credit Facility as well as to lenders in connection with any refinancing of such facility or any replacement facilities; and

(e)

none of the Teck Partners will be permitted to sell, assign, transfer, convey, dispose of or otherwise convey the benefit of all, or any portion of, their Partnership Interests, other than in the circumstances set forth in Section 8.2(a) in which case, no consent of the Independent Directors is required, unless such sale has been consented to by a majority of the Independent Directors, such consent not to be unreasonably withheld.

8.3

Right of First Offer

(a)

If at any time after February 28, 2005, a Partner (the "Offeror", which for this purpose includes a mortgagee, pledgee or holder of a hypothec pursuant to the operation of Section 6.4) forms a bona fide intention to sell its Partner’s Partnership Interest (the "Offeror’s Interest"), the Offeror shall first offer the Offeror’s Interest to the other Partners (the "Other Partners") in the manner set forth below.

(b)

In such event, the Offeror shall first deliver a notice in writing (the "Notice of First Offer") to the Other Partners offering to sell the Offeror’s Interest to the Other Partners for a specified amount of cash. The Notice of First Offer shall specify all of the terms on which the Offeror is willing to sell the Offeror’s Interest (the "Terms of Sale").

(c)

The offer contained in the Notice of First Offer shall be irrevocable except with the consent of the Other Partners and shall be open for acceptance for a period of 60 days after the date upon which the Notice of First Offer was last received by the Other Partners (the "Acceptance Period").

(d)

Upon the Notice of First Offer being given, the Other Partners shall have the right to acquire all, but not less than all, of the Offeror’s Interest, pro rata based upon the respective Distribution Entitlements of the Other Partners as of the date the

Notice of First Offer is given or to acquire in such other proportion as the Other Partners may agree among themselves in writing.

(e)

Within the Acceptance Period, each of the Other Partners may give to the Offeror a notice in writing (an "Acceptance Notice") accepting the offer contained in the Notice of First Offer and specifying the maximum portion of the Offeror’s Interest it wishes to acquire (which number may be greater than or less than its pro rata entitlement).  If no Other Partner gives an Acceptance Notice or specifies in its Acceptance Notice that it wishes to acquire a portion of the Offeror’s Interest less than its pro rata entitlement, the resulting unaccepted portion of the Offeror’s Interest shall be deemed to have been offered, by the Offeror, to such of the Other Partners who specified in their Acceptance Notice a desire to acquire a portion of the Offeror’s Interest greater than their pro rata entitlement, and each such Other Partner is, subject to the maximum portion of the Offeror’s Interest specified in its Acceptance Notice, entitled to acquire its pro rata entitlement of the unaccepted portion of the Offeror’s Interest based upon the respective Distribution Entitlements of such Other Partners, as between themselves, or in such other proportion as such Other Partners may agree in writing.

(f)

If the Other Partners, or any of them, give Acceptance Notices within the Acceptance Period, confirming their agreement to acquire all of the Offeror’s Interest, the sale of the Offeror’s Interest to such Other Partners shall be completed within 60 days following the expiry of the Acceptance Period.

(g)

If the Offeror does not receive Acceptance Notices from the Other Partners, or any of them, within the Acceptance Period confirming their agreement to acquire all of the Offeror’s Interest, the rights of the Other Partners to purchase the Offeror’s Interest shall cease and the Offeror may sell the Offeror’s Interest to an arm’s length third party provided that:

(i)

the sale is completed within 60 days of the expiry of the Acceptance Period (other than in circumstances where the Offeror requires regulatory approval(s) in order to complete the sale, in which case, the Offeror will have an additional 90 days in which to complete the sale); and

(ii)

such sale is completed (x) on terms that are, on balance, no more favourable to the purchaser than the Terms of Sale, having regard to all collateral arrangements and (y) at a cash price which must not be less than the price contemplated by the Terms of Sale.

(h)

In the event that the Offeror completes a sale to a third party (a "Third Party Sale") in the manner aforesaid, both the Offeror and the third party purchaser shall provide to the Other Partners a certificate stating that the Third Party Sale has been completed, in all respects, in accordance with Section 8.3(g).

(i)

For a period of 30 days following receipt of the certificate described above, any of the Other Partners shall be provided with access to the closing documentation relating to the Third Party Sale as well as to the financial records of the Offeror for the purposes of certifying compliance with this Section 8.3 and the representations in the certificate.

(j)

All Acceptance Notices, certificates or other notices under this Section shall be given concurrently to all Partners and to the Partnership in accordance with Section 13.2.

(k)

For the purposes of this Section 8.3, the Teck Partners shall be deemed to act jointly and in concert and shall be treated as a single entity and for this purpose, any notice delivered to Teck pursuant to this Section shall be deemed to have been delivered to all of the Teck Partners and any notice delivered on behalf of Teck shall be deemed to have been delivered on behalf of all of the Teck Partners.

8.4

Assignment Requirements

No assignee of a Partnership Interest shall be registered as a holder of a Partnership Interest or become a Partner unless:

(a)

the assignee has delivered to the Managing Partner a valid instrument of transfer of the Partnership Interest;

(b)

the assignee has acknowledged in writing that it is bound by the terms of this Agreement and has assumed the obligations of the applicable Partner in respect of the assumed Partnership Interest (including the obligations of the outgoing Managing Partner in connection with an assignment of such office in accordance with Section 3.5) and including the obligation of a Partner to make the representations and warranties set out at Section 6.1;

(c)

in the case of an assignment by or to a Person other than an individual, the assignee has delivered to the Managing Partner such verification of the due execution of the form of assignment by that Person as the Managing Partner reasonably requires; and

(d)

the assignment is effective prior to the dissolution of the Partnership and has otherwise been made in compliance with the provisions of this Agreement.

8.5

Effectiveness Conditional

No transfer of a Partnership Interest shall become effective other than as between the parties thereto until the transfer has been registered in accordance with this Agreement and all filings and recordings have been made as required by law in respect of the admission of the assignee to the Partnership or the increase of its interest therein, as the case may be.

8.6

No Obligation to See to the Execution of Trust or Equity

Except as provided in Section  6.4 and other than in connection with the Fording Credit Facility, the Partnership shall not be bound to recognize or see to the execution of any trust, whether express, implied or constructive, or any Encumbrance or equity, to which any Partnership Interest therein is subject, nor to ascertain or inquire whether any sale or transfer of any Partnership Interest or any interest therein by a Partner is authorized by such trust, Encumbrance or equity, nor to recognize any Person as having any interest in, or rights of an owner of, a Partnership Interest other than the Person recorded on the Register as the holder of the Partnership Interest.

ARTICLE 9
DISTRIBUTIONS

9.1

Allocation to Partners

Except as specifically provided herein (including with respect to annual distributions), any amount that is, pursuant to any provision of this Agreement, to be allocated to or distributed among the Partners shall be apportioned among them in the ratio in which the Distribution Entitlement held by each Partner bears to the aggregate Distribution Entitlements held by all Partners at the time as of which the allocation is made or the entitlement to the distribution is  determined (being the last day of each month in the case of monthly advances) without regard to the number of days during which any Partner has been a Partner or the level of Distribution Entitlement held at other times during that period.  Notwithstanding the foregoing, the allocation of income and loss for the month of February 2003 shall be based on the Distribution Entitlements determined immediately prior to the completion of the transaction described in paragraph 3.1(aa) of the Plan of Arrangement.  On the written request of a Partner, distributions shall be made to the requesting Partner hereunder in the U.S. dollar equivalent of the Canadian dollar value of the distributions to which the Partner is entitled, provided that the cost, if any, of purchasing such U.S. dollars shall be borne by the requesting Partner. For certainty, the Partners agree that the Partnership shall not make any distributions to the Partners if the making of such distribution would constitute an event of default under the Credit Agreement or any other debt guaranteed or incurred by the Partnership and approved by all Partners.

9.2

Distribution Policy

The Distribution Policy of the Partnership shall be as follows:

(a)

Monthly Advances

The Partnership shall, within ten (10) days following the end of each month in a Fiscal Period, advance to each Partner by way of loan an amount equal to that Partner’s share (based on the Distribution Entitlement of such Partner as at the end of such month) of the Distributable Cash for that month as of the end of that month as determined by the Managing Partner who shall also provide a statement setting out the basis of such determination.  Any such loan shall not bear interest and shall be repayable by the Partner to the Partnership upon the demand of the Partnership, provided that no demand can be made unless made of all Partners and an interim distribution of Distributable Cash in respect of the then completed months of the Fiscal Period is made in accordance with the principles set out in Section 9.2(c). All such loans made by the Partnership to a Partner in a Fiscal Period of the Partnership shall be repaid by the Partner to the Partnership within 180 days after the end of that Fiscal Period.

(b)

Procedure for Monthly Advances at Quarter End

With respect to the monthly advance to be made in respect of each of March, June, September and December, not later than 15 days prior to month-end, the Partnership shall deliver to each Partner an estimate of the monthly advance of Distributable Cash for that month (the "Quarter-End Estimate") and shall, within 10 days following month-end, advance to the Partners an amount equal to the Quarter-End Estimate in proportions based on their respective Distribution Entitlements as at the end of such month. In the event that the actual amount that would have been advanced to the Partners in connection with the month, but for the operation of this Section 9.2(b), is less than, or greater than, the Quarter-End Estimate, then the amount advanced in connection with the next succeeding month shall be adjusted accordingly, either up or down to the extent that such adjustment does not occur automatically in the following period as a consequence of the definition of Distributable Cash.

(c)

Annual Distributions

Subject to any interim distribution under section 9.2(a), the Partnership will, within 60 days following completion of a Fiscal Period, declare a distribution of Distributable Cash to each Partner in an amount equal to the percentage of Distributable Cash for the Fiscal Period that is equal to the percentage that (x) the respective aggregate amount of monthly advances in respect of the Fiscal Period, corrected to be based on actual Distributable Cash in respect of any Quarter End Estimates, advanced to the Partner are of (y) the aggregate monthly advances to all Partners in respect of such Fiscal Period (in respect of each Partner, the "Annual Distribution Entitlement" of such Partner). The Managing Partner will also provide a statement setting out how the Annual Distribution Entitlement was determined. Any such distribution to be paid to a Partner shall be paid first by set-off against any amount owed by a Partner to the Partnership as a result of the advances made by the Partnership to that Partner pursuant to Section 9.2(a) and 9.2(b), and any amount remaining outstanding under the monthly advances will be repaid by the Partner whose entitlement is less than such advances and the Partnership will pay such amount to the Partner whose entitlement exceeds such monthly advances. Notwithstanding the foregoing, the allocation of income and loss for the month of February 2003 shall be based on the Distribution

Entitlements determined immediately prior to the completion of the transaction described in paragraph 3.1(aa) of the Plan of Arrangement.

(d)

Other Distributions or Payments

Except as otherwise expressly provided herein or pursuant to the terms of the Human Resources Agreement or the Administrative Services Agreements, the Partners shall not receive any payment from the Partnership by way of salary, commissions, interest on invested capital or otherwise. Nothing herein contained shall prevent the Partnership from effecting any payment due to a Partner pursuant to the Human Resources Agreement, Administrative Services Agreements, other services agreements authorized by a Special Resolution of the Partners or any other agreement, lease or contract validly entered into between the Partnership and such Partner.

Except as expressly contemplated by the Partnership’s Distribution Policy, no Partner shall have the right to withdraw any amount from the Partnership or receive any distribution.

ARTICLE 10
FINANCIAL MATTERS AND REPORTS

10.1

Books of Account

The Partnership shall keep and maintain or cause to be kept and maintained proper, complete and accurate books of account and records of the business of the Partnership, and shall enter and record or cause to be entered and recorded therein fully and accurately all transactions and other matters related to the business and affairs of the Partnership.

10.2

Accounting Principles

The accounts of the Partnership shall be kept in accordance with GAAP.

10.3

Public Company Reporting

(a)

The Partnership will provide to each of the Partners:

(i)

a report of any Material Change in the affairs of the Partnership;

(ii)

quarterly financial statements of the Partnership prepared in accordance with GAAP comprised of a balance sheet, an income statement and a cash flow statement, together with a review letter from the Auditor thereon;

(iii)

annual financial statements of the Partnership prepared in accordance with GAAP comprised of a balance sheet, an income statement and a cash flow statement, audited by the Auditor with an audit report thereon;

(iv)

Management’s discussion and analysis for the relevant period covered by each set of financial statements referred to at items (ii) and (iii) above; and

(v)

such other documents, such as certificates, representation letters or undertakings, as are customarily required in connection with the preparation and release of quarterly and annual financial statements of public issuers in the U.S. and Canada, in each case, in the form and content that the Partnership would be required to file or furnish with the securities regulatory authorities if it were both a reporting issuer under applicable Canadian securities law and a registrant with the United States Securities and Exchange Commission.  All of such reports and statements will be provided to the Partners in a timely manner so as to permit the Partners to comply, to the extent applicable, with their periodic and continuous disclosure requirements under applicable securities laws (which in the case of New Fording, refers to the public disclosure obligations of the Fund).

(b)

Without derogating from the obligations of the Managing Partner set forth above, the Managing Partner shall ensure that representatives of the Partners are promptly provided with such other information regarding the Partnership in the form and content, as may be reasonably required by such Partners in connection with their respective public disclosure obligations (which in the case of New Fording, refers to the public disclosure obligations of the Fund).

(c)

Notwithstanding Sections 10.3(a) and (b), it is acknowledged that Teck and the Fund retain responsibility for their respective public disclosure programs and for the compliance thereof with applicable securities laws. The provision of information pursuant to Section 10.3(a) or (b) shall not constitute a representation that such information is suitable for inclusion, without modification, in the public disclosure of either Teck or the Fund.  Additional work undertaken by the Auditor in connection with the provision of information described at Section 10.3(b), beyond what is incurred in connection with the financial statements described at Section 10.3(a), shall be at the expense of the Partner requesting such information.

10.4

Monthly and Quarterly Report

The Partnership will provide monthly reports to the Partners with respect to the operational results and financial performance of the Partnership.  In addition, on a quarterly basis, the Managing Partner will report directly to the board of directors of New Fording with respect to the operational results and financial performance of the Partnership and such other matters as the directors of New Fording may reasonably request.

10.5

Annual Report

Within 55 days of the end of each calendar year, the Managing Partner shall cause the Partnership to forward to each Person who was a Partner at the end of the preceding calendar year:

(a)

for each calendar year, the financial statements of the Partnership described at Section 10.3(a)(iii); and

(b)

such other financial information relating to the calendar year as is material to the business of the Partnership that the Partners may request.

10.6

Income Tax Information

Within 180 days of the end of each Fiscal Period, the Managing Partner shall cause the Partnership to forward to each Person who was a Partner at any time in the Fiscal Period:

(a)

information concerning the amount of income or loss and credits allocable to each Partner for income tax purposes, in respect of the Fiscal Period, such income or loss and credits to be based on the Annual Distribution Entitlement of the Partner; and

(b)

such other information as is necessary to enable such Partner to file returns under the Tax Act and under any other applicable taxation or other applicable legislation or similar laws of Canada or any province or other jurisdiction with respect to its income or loss from the Partnership in respect of such Fiscal Period.

10.7

Tax Filings

The Managing Partner shall cause the Partnership to prepare and file all returns, reports, declarations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form), including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, required to be filed by the Partnership by law or administrative practice, in respect of any taxes, duties, fees, premiums, assessments, imposts or levies, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, minerals, production, transfer, land transfer, sales, goods and services, harmonized sales, use, value added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education, social security, surtax, customs duties, import, export, countervail and anti-dumping, licence, franchise, registration, employment insurance and Canada, Quebec, and other government pension plan premiums, or contributions and shall provide to the Partners upon request, copies of all such documents.  The Managing Partner shall keep the Partners fully apprised of any material reassessment of taxes and of the status of any appeal or contestation in connection therewith.

10.8

Auditors

Unless changed by a Special Resolution of the Partners, the auditors of the Partnership shall be PricewaterhouseCoopers LLP.

10.9

Public Reporting

Except as may be required under applicable securities laws, prior to making any public disclosure of previously undisclosed and material information relating to the Partnership, or its business, assets, operations or affairs, the Partner proposing to make such disclosure shall provide a copy of such disclosure reasonably in advance of its filing or other publication, and in any event not less than 24 hours in advance thereof, to permit the other Partners to comment thereon.  The Partners will otherwise cooperate with respect to their public disclosure pertaining to the Partnership, and shall use reasonable efforts to consult each other regarding the form and content of such disclosure. The Managing Partner shall cause the Partnership to adopt a policy prohibiting management and employees of the Partnership from making public statements regarding the Partnership, except in the necessary course of the business of the Partnership.

ARTICLE 11
WINDING-UP OR DISSOLUTION OF PARTNERSHIP

11.1

Term

The Partnership shall continue until wound up or dissolved in accordance with the terms hereof.

11.2

Events of Winding-Up or Dissolution

The Partnership shall be wound up or dissolved on the authorization of such winding-up or dissolution by a Special Resolution of the Partners.

11.3

Events Not Causing Winding-Up or Dissolution

Except as otherwise expressly provided herein, the Partnership shall not be wound up, dissolved or terminated by the resignation, removal, death, incompetence, bankruptcy, insolvency, dissolution, liquidation, winding-up or receivership of any Partner, or the admission, resignation or withdrawal of any Partner, or any other event or occurrence which would have the effect at law of winding-up, dissolving or terminating the Partnership.

11.4

Managing Partner as Receiver

In the course of a winding-up or dissolution of the Partnership, the Managing Partner shall act as the receiver or, if approved by a Special Resolution of the Partners, as receiver and manager of the Partnership.

11.5

Other Receiver

If the Managing Partner is unable or unwilling to act as the receiver or as receiver and manager, the Partners may by Special Resolution of the Partners appoint some appropriate Person to act as receiver or as receiver and manager.

11.6

Distribution

After provision has been made for the payment or other satisfaction of all liabilities of the Partnership and subject to any rights of set-off the Partnership may have against a Partner, and, except as otherwise provided, the net assets of the Partnership shall be distributed to the Partners in accordance with their respective Distribution Entitlements.

11.7

Notices

The Managing Partner shall cause the Partnership to satisfy all requirements under applicable law with respect to winding-up or dissolution including any requirements to give notice to creditors or other parties.

ARTICLE 12
COVENANTS OF THE PARTIES

12.1

Failure of Plan of Arrangement to Become Effective

If the Effective Date does not occur prior to June 1, 2003, then forthwith, the Parties agree to dissolve the Partnership pursuant to Article 11 hereof.

12.2

Non-Competition Agreement

The Managing Partner covenants to the other Partners to cause the Partnership to be operated so as not to contravene the covenants of the Partnership set forth in the Non-Competition Agreement.

12.3

Obligations Under Teck Contribution Agreement in Respect of Excepted Assets

The Managing Partner covenants to require the Partnership to accept the instructions of the Independent Directors in connection with any covenants of, or elections in favour of the Partnership set out in the Teck Contribution Agreement.

12.4

No Co-Mingling of Assets

The Managing Partner covenants to the other Partners and agrees not to co-mingle the assets of the Partnership with its own assets and to keep the Partnership’s assets separate and distinct from its own. Further, the Managing Partner covenants and agrees to hold in trust for the Partnership any property of the Partnership that it may, from time to time, hold directly.

12.5

Performance of Assigned Contracts

The Managing Partner hereby covenants to FCL and Subco that it will use its reasonable commercial efforts to cause the Partnership to perform its material obligations in respect of any contract, agreement or other instrument or obligation assigned to the Partnership (or its nominee) by New Fording, or any predecessor, or that New Fording holds for the benefit of the

Partnership, in circumstances where New Fording or any predecessor has guaranteed the performance of such contract or instrument or otherwise remains obligated to the counterparty if the Partnership fails to perform such instrument or contract fully, and the result of such default is material and adverse to New Fording.

ARTICLE 13
GENERAL

13.1

Transactions between the Partnership and Partners

(a)

Partners may provide services to the Partnership at cost, including a reasonable allocation of overhead, and provided that the terms of such arrangements are recorded in a written agreement between the Partnership and the Partner in question and such agreement is approved, in advance, by the other Partners.

(b)

Partners may also enter into other transactions with the Partnership provided the terms of such transactions are recorded in a written agreement between the Partnership and the Partner in question and such agreement is approved, in advance, by the other Partners.

(c)

Notwithstanding the foregoing, any services to be provided to the Partnership by any of the Teck Partners, other than as expressly contemplated by this Agreement, and any other transactions between the Teck Partners and the Partnership, shall be subject to the prior written approval of the Independent Directors.

13.2

Notices

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by telecopy addressed to the recipient as follows:

To the Partnership:

Fording Coal Partnership

Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

  (403) 265-5769
Attention:  President and Chief Executive Officer

with a copy to the Managing Partner:

Teck Cominco Limited
Suite 600 – 200 Burrard Street

Vancouver, British Columbia
V6C 3L9

Facsimile No.:

  (604) 687-6100
Attention:  Chief Executive Officer

To New Fording:

Fording Inc.
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

  (403) 265-5769
Attention:  Chairman and Chief Executive Officer

To the Teck Partners:

Teck Cominco Limited
Suite 600-200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.: (604) 687-6100
Attention:  Chief Executive Officer

or to such other address, individual or telecopy number as may be designated by notice given by any Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.3

Arbitration

Any claim, dispute or controversy arising out of, or in connection with, or relating to the Agreement that cannot be resolved by the Partners, other than any claim, dispute or controversy in respect of Section 3.3(c) shall be submitted to arbitration pursuant to the Arbitration Act (Alberta), R.S.A. 2000, c. A-43 (the "Act"). For greater certainty, the Partners agree that any arbitration under this agreement is not an international commercial arbitration and that the International Commercial Arbitration Act (Alberta) R.S.A. 2000, s. 4-43 does not apply. If there is a conflict between the Act and the terms of this Agreement, the terms of this Agreement shall prevail.  Any arbitration under this Section shall be conducted in accordance with the following rules:

(a)

Any arbitration under this section shall take place in private in Calgary, Alberta and shall be conducted in the English language.

(b)

An arbitration shall be commenced by delivery of a written notice to arbitrate (a "Notice to Arbitrate") to the opposite Party or Parties.  The Notice to Arbitrate shall set out a concise description of the claim(s), dispute(s), or controversy(ies) to be arbitrated.

(c)

The arbitral tribunal shall be composed of a single arbitrator (the "Arbitrator").  The Party that delivers a Notice to Arbitrate (the "Applicant") shall, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator.  Within 15 days of the date of receipt of the Notice to Arbitrate, the other Party or Parties (the "Respondent") shall, in writing, either signify its or their acceptance of the nominee or, in the alternative, propose another individual to act as the Arbitrator.  If within 15 days of receipt of the Notice to Arbitrate, the Parties have not agreed upon an arbitrator, any Party may (with notice to the other Party) apply to the Court of Queen’s Bench of Alberta (the "Court") to have an arbitrator appointed pursuant to the provisions of the Act.  Each Party shall bear its own costs in relation to any application to the Court to appoint an arbitrator.

(d)

If the Parties are unable to agree on the procedures to govern the arbitration, the Arbitrator shall determine all questions relating to:

(i)

exchange of statements of claim and defence;

(ii)

disclosure and exchange of documents relevant to the arbitration;

(iii)

oral examinations for discovery;

(iv)

appropriate protections for confidential information disclosed in the arbitration; and

(v)

the date, time, and location of the arbitration hearing and any interlocutory or preliminary hearings.

(e)

Any and all awards of the Arbitrator shall be made in writing and shall be final and binding on the Parties, provided that any Party may appeal an award to the Court without leave on a question of law, a question of fact, or a question of mixed fact and law.

(f)

The award of the Arbitrator shall have the same force and effect as a judgment of the Court and may be entered as a judgment at the Court or any other court of competent jurisdiction including the British Columbia Supreme Court.

13.4

Amendment

No amendment, supplement, modification or waiver or termination of this Agreement shall be binding unless authorized by a Special Resolution of the Partners, which, for this purpose, must be in writing.

13.5

Inspection of Records

While this Agreement is in effect and for a period of six months thereafter, the Managing Partner shall ensure that representatives of the Partners, and the auditors of each of the Partners, are provided with reasonable access, during normal business hours, to all records in respect of the Partnership including without limitation, access to any financial records relating to the Partnership and access to the Partnership’s financial personnel and external auditors (both current and former).

13.6

Expenses

All expenses incurred in connection with the formation of the Partnership shall be for the account of the Partnership. For certainty, costs incurred by FCL and Subco in making the Fording Contribution shall be for their account, and costs incurred by the Teck Partners in making the Teck Contribution shall be for their account. Notwithstanding the foregoing, transfer taxes exigible in connection with the Fording Contribution and the Teck Contribution shall be for the account of the Partnership.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Partnership Agreement.

FORDING COAL LIMITED
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: Vice President of Finance Chief Financial Officer

4123212 CANADA LTD.
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: Vice President of Finance Chief Financial Officer

TECK COMINCO LIMITED
By:	/s/ John Taylor
Name: John Taylor
Title: Director and Vice President

QUINTETTE COAL PARTNERSHIP, by its partners: TECK COMINCO LIMITED
By:	/s/ John Taylor
Name: John Taylor
Title: Director and Treasurer

TECK-BULLMOOSE COAL INC.
By:
Name:
Title:

TECK-BULLMOOSE COAL INC.
By:
Name:
Title:

SCHEDULE "A"

DEFINITIONS APPLICABLE TO SECTION 7.3

"Coal Year" means the 12 month period commencing on April 1st and ending on March 31st.

"Elkview Distributable Cash" will be determined on a basis adjusted to eliminate, without duplication, the effect of changes in the Canadian Dollar, changes in metallurgical coal prices generally (but not eliminating changes in realized prices for the products of the Partnership resulting from the combination of assets therein), changes in cash income and mineral taxes, reductions in Elkview coal production or sales in comparison to its optimal capacity on a stand-alone basis as set out in the Approved Plan and changes in transportation costs as a result of contracted rate changes existing on January 12, 2003.  For certainty, Elkview Distributable Cash in any Coal Year will be determined, based on the review of the Expert, so as to adjust to eliminate the effect of items determined to be the result of Synergies which are counted in the calculation of Incremental Returns for that year, and to adjust for unusual fluctuations in inventories.

"Incremental Return" means, in respect of any Coal Year during the Period, the positive amount by which the aggregate of (a) Elkview Distributable Cash for such year and (b) the Synergies achieved during such year, exceeds the aggregate of (x) Elkview Distributable Cash for the year ended December 31, 2002, (y) the sum of $25 million and (z) the cumulative amount of the Incremental Return for each of the preceding Coal Years during the Period.

"Period" means the four Coal Years of the Partnership commencing on April 1, 2003 and ending on March 31, 2007.

"Synergies" means all cost (including for certainty all capital and operating costs) savings and increased revenues attributable to the combination of the Teck Contributed Assets with the Fording Contributed Assets (including, the Luscar/Contributed Assets) and the operation thereof and distribution and marketing of the production thereof by the Partnership on an integrated basis; provided that such Synergies shall be calculated on the basis, without duplication, that eliminates the effect of changes in the Canadian dollar, changes in metallurgical coal prices generally and any associated impact of such changes on transportation costs and port loading charges (but not eliminating changes in realized prices for the products of the Partnership resulting from the combination of assets therein), changes in cash income and mineral taxes, changes in transportation costs as a result of contracted rate changes existing on January 12, 2003 or negotiated as part of the Terminal Agreement.  The annual amount of such Synergies during each Coal Year of the Period shall be set forth in a report of the Expert.

"Terminal Agreement" means the agreement for terminal services between FCL and Westshore Terminals Ltd. substantially on the terms set forth in that certain term sheet which has been initialled for identification.

-  -

SCHEDULE "B"

SPECIAL MAJORITY MATTERS

The following matters require approval by a Special Resolution of the Partners:

(a)

a merger, arrangement, or other similar transaction involving substantially all of the business or assets of the Partnership;

(b)

a reorganization of the structure of the Partnership in a manner that would materially adversely affect the tax or financial consequences to a Partner;

(c)

any change in the Distribution Policy of the Partnership;

(d)

the determination to carry on a business other than that described in Section 2.4 of the Agreement;

(e)

a voluntary bankruptcy/insolvency proceeding or steps for the appointment of a receiver in respect of any material part of the business or assets of the Partnership;

(f)

the liquidation of the Partnership’s assets or dissolution of the Partnership;

(g)

the admission of new Partners, other than wholly-owned subsidiaries or Affiliates of a Partner;

(h)

any change in Distribution Entitlements, except as expressly contemplated by the Agreement;

(i)

the suspension of any of the operations of the Partnership’s business for a term in excess of one year;

(j)

annual capital requirements not included in the Approved Plans in excess of $10 million;

(k)

a decision to continue the Partnership if the Partnership is terminated by operation of law;

(l)

approval of the annual operating and capital plans or budget, including any material amendment, supplement or revision thereto, prior to their expiry;

(m)

any sale, lease, exchange, transfer, disposition or assignment of material assets of the Partnership other than as contemplated by the Approved Plans;

(n)

the institution or settlement of litigation in amounts in excess of $1,000,000;

(o)

the undertaking of hedging transactions;

(p)

any delegation by the Managing Partner of its powers to manage the Partnership (other than to a wholly-owned subsidiary on terms reasonably acceptable to the Independent Directors);

(q)

allocations to reserves for reasonably anticipated working capital, budget and capital expenditure requirements not contemplated by the Approved Plans;

(r)

any change to the Fiscal Period of the Partnership;

(s)

the entering into of any non-arm’s length transactions (and for this purpose "arm’s length" has the meaning ascribed to it in the Tax Act);

(t)

any borrowings in excess of $100 million for working capital purposes;

(u)

any change in the Auditor;

(v)

a decision to amend, modify, alter or repeal any Special Resolution of the Partners;

(w)

the approval of any Material Project; and

(x)

all other matters expressly noted in the Agreement as requiring approval by a Special Resolution of the Partners.

SCHEDULE "C"

NOMINEE AGREEMENT

THIS AGREEMENT is made as of February 28, 2003

B E T W E E N:

(the "Nominee")

– and –

FORDING COAL PARTNERSHIP, a general partnership existing under the laws of Alberta.

(the "Beneficiary")

RECITALS:

A.

The Beneficiary is a general partnership formed pursuant to a partnership agreement dated as of February 26 , 2003 (the "Partnership Agreement").

B.

The partners of the Fording Coal Partnership are Fording Inc., Teck Cominco Limited, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. (collectively, the "Partners" and each of them a "Partner").

C.

Pursuant to the Partnership Agreement, and certain related agreements and instruments (collectively, the "Contribution Arrangements"), the Partners are required to contribute certain assets to the Partnership.  The Partnership Agreement further provides that assets contributed to the Partnership may be held by a nominee.

D.

By conveyance dated February , 2003,  (the "Contributing Partner") pursuant to its obligations under the Contribution Arrangements, has contributed the assets described in Appendix "A" (the "Assets") to the Partnership by conveying them to the Nominee.

E.

The Nominee has acknowledged receipt of the instructions and direction of the Beneficiary to hold the Assets for and on behalf of the Beneficiary as the nominee of the Beneficiary.

NOW THEREFORE the parties agree as follows:

1.

Declaration of Trust

The Nominee acknowledges that it holds bare legal title to the Assets as nominee and agent for and on behalf of the Beneficiary and that it otherwise has no legal or beneficial interest in the Assets.

2.

Legal Title

The Nominee agrees to hold the Assets for and on behalf of the Beneficiary but shall have no duties whatsoever in relation to the Assets or any of them, other than upon the written direction of the Beneficiary to execute such conveyances, transfers, agreements, leases, mortgages, or other instruments affecting the Assets, or to perform such other acts in relation thereto as such written direction shall reasonably require.

3.

Directions

It shall not be necessary for any direction referred to in Paragraph 2 hereof to be under seal, but each direction shall be signed by an authorized signatory of the Beneficiary.

4.

Notices

Any demand, notice or any other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been if given by personal delivery or by telecopier addressed to the recipient as follows:

(a)

To the Nominee:

Facsimile No.:

Attention:

(b)

To the Beneficiary:

Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

(403) 265-5769

Attention:

President and Chief Executive Officer

With a copy to Teck Cominco Limited at:

Teck Cominco Limited

Suite 600 – 200 Burrard Street

Vancouver, British Columbia

V6C 3L9

Facsimile No.:                        (604) 687-6100

Attention:                              Chief Executive Officer

or to such other address, individual or telecopy number as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day (as such term is defined in the Partnership Agreement), in which case it shall be deemed to have been given and received upon the immediately following Business Day.

5.

Indemnity

For so long as the Assets are held by the Nominee for and on behalf of the Beneficiary, the Beneficiary agrees to indemnify and save harmless the Nominee from all claims, demands, losses, costs, charges and expenses whatsoever which the Nominee may incur, suffer or be put to by reason of the Assets being registered or held in its name.

6.

Income From Assets

The Nominee agrees that all rents, profits and emoluments of any nature or kind arising from the Assets or the use thereof belong legally and beneficially to the Beneficiary so long as the Beneficiary retains its interest in the Assets and that the Nominee has no legal or beneficial interest in such rents, profits, emoluments and use.

7.

No Amendments

This Agreement may not be amended, qualified or modified in any respect, except by an agreement in writing signed by all of the parties hereto, and any purported amendment, alteration or qualification of this Agreement other than as herein provided shall be null and void.

8.

Non-Disclosure

The Nominee hereby covenants and agrees that it shall not disclose the existence of this Agreement nor any of the terms hereof, to any other party without the prior written consent of the Beneficiary other than for the purposes of the business of the Beneficiary.

9.

Successors and Assigns

This Agreement and all rights, entitlements, duties and obligations arising from it shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, representatives, successors and assigns.

10.

Governing Law

This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

11.

Counterparts

The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

12.

Further Assurances

The parties each agree to execute such further assurances in respect of the interest transferred, assigned and assumed or intended to be transferred, assigned or assumed by this transfer as may be reasonably required to effect the transactions herein contemplated.

13.

Effective Date

This Agreement shall be effective as of the date first written above and shall have and take effect between the parties as of that date, notwithstanding its actual date of execution.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Nominee Agreement.

NOMINEE:
By:
Name:
Title:

FORDING COAL PARTNERSHIP
By:
Name:
Title:

APPENDIX "A"

ASSETS

SCHEDULE "D"

COMMON DEFINITIONS, PRINCIPLES OF INTERPRETATION AND GENERAL PROVISIONS

1.

Definitions

In the Agreement, the following words and terms have the respective meanings set out below:

(a)

"Agreement" means the agreement to which this schedule forms a part, including this schedule and all other schedules, and all amendments or restatements as permitted, and references to "Article", "Section", or "Schedule" mean the specified Article, Section, or Schedule of the agreement;

(b)

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(c)

"Closing" means the completion of the transactions contemplated by the Plan of Arrangement;

(d)

"Closing Date" or "Effective Date" means the date on which the Plan of Arrangement becomes effective as evidenced by the date on the Certificate of Arrangement issued in connection with the Transaction pursuant to Section 192(7) of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as at the date hereof;

(e)

"Declaration of Trust" means the declaration of trust made as of February 27, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(f)

"FCL" means Fording Coal Limited, a corporation existing under the laws of Canada, and, where the context so requires, its successors (including for this purpose, New Fording);

(g)

"Fording" means Fording Inc., as constituted on the date hereof, a corporation existing under the laws of Canada;

(h)

"Fund" means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(i)

"GAAP" means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(j)

"Industrial Minerals Operations" means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(k)

"Material Change" has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(l)

"New Fording" means the successor corporation following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as "Fording Inc.", all of which will occur as part of the Plan of Arrangement;

(m)

"Parties" means the parties to the Agreement and "Party" means any one of them;

(n)

"Partnership" means the Fording Coal Partnership, a general partnership formed under the laws of Alberta, the initial Partners of which are FCL, Subco, Teck Cominco Limited, Quintette Coal Partnership and Teck-Bullmoose Coal Inc.

(o)

"Person" means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(p)

"Plan of Arrangement" means the plan of arrangement which provides for the reorganization of the business of Fording under the Fund, approved by securityholders of Fording at a meeting called for that purpose on February 19, 2003, and any amendment or variation made in accordance with the terms thereof;

(q)

"Prairie Operations" means the thermal coal business of Fording and its holdings of mineral properties, consisting principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan;

(r)

"Subco" means 4123212 Canada Ltd., an indirect, wholly owned subsidiary of Fording with no material assets or liabilities, existing under the laws of Canada;

(s)

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement);

(t)

"Transaction" means collectively those steps and transactions contemplated by the Plan of Arrangement.

2.

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law - The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words "including" or "includes" are used in the Agreement, it means "including (or includes) without limitation".

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(j)

Accounting - Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

3.

General Provisions

(a)

Assignment - No Party may assign the Agreement or any rights or obligations under the Agreement without the prior written consent of each of the other Parties, such consent not to be unreasonably withheld.

(b)

Enurement - The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(c)

Further Assurances - The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(d)

Execution and Delivery - The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

SCHEDULE "E"

FORM OF GUARANTEE

SCHEDULE "E"

FORM OF GURANTEE

LIMITED RECOURSE GUARANTEE

FORDING COAL PARTNERSHIP

as Guarantor

- and -

ROYAL BANK OF CANADA

as Agent

GUARANTEE

Dated as of February 28, 2003

LIMITED RECOURSE GUARANTEE

This Limited Recourse Guarantee dated as of February 28, 2003 is made by FORDING COAL PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta (the "Guarantor") to and in favour of the Agent and the Lenders (as hereinafter defined).

WHEREAS Royal Bank of Canada, as administrative agent (in such capacity, the "Agent") and such other Persons as may from time to time be parties to the Credit Agreement (as hereinafter defined) as lenders (collectively, together with Royal Bank of Canada in its capacity as a lender, the "Lenders") have agreed to make certain credit facilities available to 4123212 Canada Ltd. (the "Borrower") upon the terms and conditions contained in the credit agreement dated as of February 26, 2003 among 4123212 Canada Ltd. and Fording Coal Partnership, as Borrowers, the Agent, and the Lenders (such credit agreement as it may at any time or from time to time hereafter be amended, supplemented, restated or replaced, the "Credit Agreement");

AND WHEREAS the Guarantor has agreed with the Lenders and the Agent to guarantee payment and performance of all present and future debts, liabilities and obligations, direct or indirect, absolute or contingent, whether as principal or surety, of the Borrower to the Lenders and the Agent arising pursuant to or in respect of the Credit Agreement and the other Loan Documents on the terms set forth herein;

NOW THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Guarantor, the Guarantor agrees as follows:

ARTICLE 1
GUARANTEE

1.1

Guarantee

(a)

Subject to the provisions of Sections  and , the Guarantor irrevocably and unconditionally guarantees the due and punctual payment to the Lenders and the Agent, whether at stated maturity, by acceleration or otherwise, of all present and future debts, liabilities and obligations, direct or indirect, absolute or contingent, of the Borrower to the Lenders and the Agent or any of them arising pursuant to, or in respect of, the Credit Agreement and the other Loan Documents (such obligations collectively being herein called the "Guaranteed Obligations"), and promises to pay, on demand, any and all reasonable out-of-pocket expenses (including reasonable legal fees and disbursements) incurred by or on behalf of the Lenders and the Agent in enforcing any of their respective rights under this Guarantee.

(b)

Subject to the provisions of Sections  and , the Guarantor hereby irrevocably and unconditionally agrees to indemnify the Agent and each of the Lenders from time to time on demand by the Agent from and against any and all liabilities, losses, claims, damages and expenses (including legal fees on a solicitor and his own client full indemnity basis) (the "Losses") sustained, paid, incurred or suffered by the Agent or the Lenders or any of them as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective against the Guarantor for any reason whatsoever, whether or not known to the Agent or the Lenders or any of them or any other Person, the amount of such Loss being limited to the amount which the Person or Persons suffering such Loss would otherwise have been entitled to recover from the Guarantor.

2

1.2

Absolute Liability

The Guarantor guarantees that the Guaranteed Obligations will be paid to the Agent and Lenders in accordance with their terms and conditions of the Credit Agreement and other Loan Documents and that the liability of the Guarantor under this Guarantee shall be absolute and unconditional irrespective of:  (i) any lack of validity or enforceability of any terms of any of the Loan Documents;  (ii) any contest by the Borrower or any other Person as to the amount of the Guaranteed Obligations or the validity or enforceability of any terms of the Loan Documents; (iii) any extension of the time or times for payment of the Guaranteed Obligations the Lenders or the Agent may grant to the Borrower or any other Person, or amendment to, restatement of, or alteration of this Guarantee or any of the Loan Documents or the Guaranteed Obligations; (iv) the assignment of all or part of the benefits of this Guarantee; and (v) to the fullest extent permitted by Applicable Laws, any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Guarantor, the Borrower or any other Person in respect of the Guaranteed Obligations or this Guarantee, other than the payment and performance in full of the Guaranteed Obligations.

1.3

Limitation on Liability of Guarantor

The Guarantor, and by acceptance hereof each of the Lenders and the Agent, confirms that it is the intention of all such parties that the guarantee by the Guarantor pursuant to this Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Applicable Laws, including the United States Bankruptcy Code, Uniform Fraudulent Conveyance Act, Uniform Fraudulent Transfer Act or any similar U.S. federal or state law and the provisions of any other law of any jurisdiction relating to fraudulent transfer or conveyance.  To effectuate the foregoing, the obligations of the Guarantor under this Guarantee shall be limited to the maximum amount that will not result in the obligations of the Guarantor under this Guarantee constituting such fraudulent transfer or conveyance.

1.4

Limited Recourse

By its acceptance hereof, the Agent, for and on behalf of the Lenders, covenants and agrees to and in favour of the Guarantor on behalf of Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. that the recourse of the Agent and the Lenders against Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc., as partners of the Guarantor, in respect of the obligations of the Guarantor under this Guarantee shall be limited to the assets and undertaking of the Guarantor and the interest of Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. therein; provided that nothing in this Section  shall limit or restrict the recourse of the Agent, for and on behalf of the Lenders, as against Teck in respect of the representations and warranties provided in the Teck Agreement.

1.5

References to Guarantor

Subject to Section , all references to the Guarantor in this Guarantee, and each and every term, covenant, condition and agreement in this Guarantee to be performed by the Guarantor, constitutes a reference to, and an obligation to perform for and on behalf of, the partners of the Guarantor from time to time.  Further, and subject to Section , all representations, warranties, covenants, conditions and agreements in this Guarantee given or to be performed by the Guarantor constitute the joint obligations of the partners of the Guarantor from time to time.

3

ARTICLE 2
ENFORCEMENT

2.1

Remedies

The Guarantor agrees that the Lenders and the Agent need not seek or exhaust their recourse against the Borrower or any other Person before being entitled to payment under this Guarantee.

2.2

Amount of Guaranteed Obligations

Any account settled or stated by or among the Lenders, the Agent and the Borrower or, if any such account has not been settled or stated immediately before demand for payment under this Guarantee, any account stated by the Agent shall, in the absence of manifest error, be accepted by the Guarantor as conclusive evidence of the amount of the Guaranteed Obligations which is due by the Borrower to the Lenders and the Agent or remains unpaid by the Borrower to the Lenders and the Agent.

2.3

Payment on Demand

Upon the earlier to occur of the issuance of an Acceleration Notice pursuant to Section 11.2 of the Credit Agreement or an Event of Default specified in Section 11.1(h) of the Credit Agreement, the obligation of the Guarantor to pay the amount of the Guaranteed Obligations and all other amounts payable by it to the Lenders or the Agent under this Guarantee shall arise, and the Guarantor shall make such payments immediately after demand for same is made in writing to it.  The liability of the Guarantor shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Loan Documents (including any adjustment to give effect to the provisions of the Interest Act (Canada)), without duplication of interest otherwise payable by the Borrower in respect of the Guaranteed Obligations.

2.4

Postponement

Upon the occurrence and during the continuance of an Event of Default, the Lenders and the Agent shall be entitled to receive payment of the Guaranteed Obligations in full before the Guarantor is entitled to receive any payment on account of any obligations, liabilities and indebtedness of the Borrower to the Guarantor of any nature whatsoever and all security therefore (the "Intercorporate Indebtedness").  In such case, the Intercorporate Indebtedness shall not be released or withdrawn by the Guarantor unless the Agent's written consent to such release or withdrawal is first obtained. The Guarantor shall not permit the prescription of the Intercorporate Indebtedness by any statute of limitations or ask for or obtain any security or negotiable paper for, or other evidence of, the Intercorporate Indebtedness after the occurrence and during the continuance of an Event of Default.

2.5

Suspension of Guarantor Rights

The Guarantor shall not exercise any rights which the Guarantor may at any time have by reason of the performance of any of its obligations under this Guarantee (i) to be indemnified by the Borrower, (ii) to claim contribution from any other guarantor of the debts, liabilities or obligations of the Borrower, or (iii) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lenders or the Agent under any of the Loan Documents.

2.6

No Prejudice to Lenders or Agent

The Lenders and the Agent shall not be prejudiced in any way in the right to enforce any provision of this Guarantee by any act or failure to act on the part of the Borrower, the Lenders or the

4

Agent.  The Agent and the Lenders may, at any time and from time to time, in such manner as they may determine is expedient, without any consent of, or notice to, the Guarantor, and without impairing or releasing the obligations of the Guarantor, (i) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, the Guaranteed Obligations, (ii) renew, determine, vary or increase any credit or credit facilities to, or the terms or conditions in respect of any transaction with, the Borrower or any other Person, (iii) release, compound or vary the liability of the Borrower or any other Person liable in any manner under or in respect of the Guaranteed Obligations, and (iv) apply any sums from time to time received to the Guaranteed Obligations.  In their dealings with the Borrower, the Agent and the Lenders need not enquire into the authority or power of any Person purporting to act for or on behalf of the Borrower.

2.7

Rights of Subrogation

(a)

Until all of the Guaranteed Obligations have been irrevocably paid in full the Guarantor (i) shall have no right of subrogation to the claims of the Agent or the Lenders in respect of the Guaranteed Obligations; (ii) waives, to the fullest extent permitted by Applicable Laws, any right to enforce any remedy which the Agent or the Lenders now have or may hereafter have against the Borrower in respect of the Guaranteed Obligations; and (iii) agrees not to file any claim in insolvency, bankruptcy or reorganization proceedings in respect of any such subrogated claims.

(b)

If (i) the Borrower has paid to the Agent and the Lenders all amounts owing by the Borrower under the Loan Documents; and (ii) the Guaranteed Obligations have been irrevocably paid in full, then the Agent and the Lenders will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Agent and the Lenders' interest in the Guaranteed Obligations resulting from such payment by the Borrower.

2.8

No Set-off

To the fullest extent permitted by Applicable Laws, the Guarantor shall make all payments under this Guarantee without regard to any defence, counter-claim or right of set-off available to it.

2.9

Successors

Any change or changes in the name of, reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease, liquidation, winding-up, bankruptcy, dissolution, plan of arrangement or otherwise) of, or change in the partners of, the Borrower, the Guarantor or of their business shall not affect or in any way limit or lessen the liability of the Guarantor under this Guarantee.

2.10

Continuing Guarantee

The guarantee in this Guarantee is a continuing guarantee.  It extends to all present and future Guaranteed Obligations, applies to and secures the ultimate balance of the Guaranteed Obligations due or remaining due to the Agent and the Lenders and shall be binding as a continuing obligation of the Guarantor until the Agent and the Lenders release the Guarantor after the Guaranteed Obligations have been irrevocably paid in full, which release shall not be unreasonably withheld or delayed; provided that this Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Lenders or the Agent upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though such payment had not been made.

5

2.11

Supplemental Security

This Guarantee is in addition to and without prejudice to and supplemental to all other guarantees and security held or which may hereafter be held by the Lenders or the Agent.

2.12

Right of Set-off

Upon the occurrence and during the continuance of any Event of Default and after a demand having been made to the Guarantor for payment of the Guaranteed Obligations, the Agent and each of the Lenders are authorized by the Guarantor at any time thereafter and from time to time, to the fullest extent permitted by Applicable Laws (including general principles of common law), to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Agent or a Lender to or for the credit or the account of the Guarantor against any and all of the obligations of the Guarantor to the Agent and the Lenders under this Guarantee, even though the Guaranteed Obligations may be unmatured or contingent.  Each Lender shall promptly notify the Guarantor and the Agent after any set-off and application is made by it, provided that the failure to give notice shall not affect the validity of the set-off and application.  The rights of the Agent and the Lenders under this Section 2.12 are in addition to and without prejudice to and supplemental to other rights and remedies which the Agent and the Lenders may have.

2.13

Interest Act (Canada)

The Guarantor hereby acknowledges that certain of the rates of interest applicable to the Guaranteed Obligations may be computed on the basis of a year of 360 days or 365 days, as the case may be, and paid for the actual number of days elapsed.  For purposes of the Interest Act (Canada), whenever any interest is calculated using a rate based on a year of 360 days or 365 days, as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (i) the applicable rate based on a year of 360 days or 365 days, as the case may be, (ii) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (iii) divided by 360 or 365, as the case may be.

2.14

Taxes

(a)

Except to the extent that deductions or withholdings result from a Lender being a non-resident of Canada for the purposes of the Income Tax Act (Canada), all payments to the Lenders by the Guarantor under this Guarantee shall be made free and clear of and without deduction or withholding for any and all taxes (excluding taxes imposed on the net income or capital of a Lender generally by the jurisdiction (or any political subdivision thereof) under the laws of which such Lender is organized, or carrying on business in connection with the Guaranteed Obligations), levies, imposts, deductions, charges or withholdings and all related liabilities (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities being referred to as "Taxes") imposed by Canada (or any political subdivision or taxing authority thereof), unless such Taxes are required by Applicable Laws to be deducted or withheld.  If the Guarantor shall be required by Applicable Laws to deduct or withhold any such Taxes  from or in respect of any amount payable under this Guarantee, then, (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 2.14), the Lenders receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) the Guarantor shall make such deductions or withholdings, and

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(iii) the Guarantor shall immediately pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Laws.

(b)

The Guarantor agrees to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as "Other Taxes") which arise from the execution, delivery or registration of, or otherwise with respect to, this Guarantee and, for greater certainty, Other Taxes shall not include federal or provincial income or capital taxes.

(c)

The Guarantor shall indemnify the Lenders and the Agent for the full amount of Taxes or Other Taxes (plus any taxes, levies imposts, deductions, charges or withholdings of whatever nature imposed by any jurisdiction on amounts payable by the Guarantor under this Section 2.14) paid by the Lenders or the Agent and any liability (including penalties, interest and expenses) arising from or with respect to such Taxes, Other Taxes or taxes, whether or not they were correctly or legally asserted.  Payment under this indemnification shall be made within 30 days from the date the Agent or the Lenders, as the case may be, make written demand for it.  A certificate as to the amount of such Taxes, Other Taxes or taxes submitted to the Guarantor by the Agent or the Lenders shall be conclusive evidence, absent manifest error, of the amount due from the Guarantor to the Agent or the Lenders, as the case may be.

(d)

The Guarantor shall furnish to the Agent and the Lenders the original or a certified copy of a receipt evidencing payment of Taxes or Other Taxes made by the Guarantor within 30 days after the date of any payment of Taxes or Other Taxes.

(e)

The provisions of this Section 2.14 shall survive the termination of this Guarantee.

2.15

Judgment

(a)

If for the purposes of obtaining judgment in any court it is necessary to convert all or any part of the Guaranteed Obligations or any other amount due to a Lender or the Agent in respect of the Guarantor's obligations under this Guarantee in any currency (the "Original Currency") into another currency (the "Other Currency"), the Guarantor, to the fullest extent that it may effectively do so, agrees that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender or Agent, as the case may be, could purchase the Original Currency with the Other Currency on the Business Day preceding that on which final judgment is paid or satisfied.

(b)

The obligations of the Guarantor in respect of any sum due in the Original Currency from it to any Lender or the Agent shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by such Lender or the Agent of any sum adjudged to be so due in such Other Currency such Lender or the Agent may, in accordance with its normal banking procedures, purchase the Original Currency with such Other Currency.  If the amount of the Original Currency so purchased is less than the sum originally due to the Lender or the Agent in the Original Currency, the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender or the Agent against such loss, and if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender or the Agent in the Original Currency, the Lender or the Agent agrees to remit such excess to the Guarantor.

2.16

Relationship to Borrower

The Guarantor represents and warrants that it has determined that its liabilities and obligations under this Guarantee may reasonably be expected to substantially benefit the Guarantor

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directly or indirectly.  The maintenance and improvement of the Borrower's financial condition is vital to sustaining the business of the Guarantor and the transactions contemplated in the Credit Agreement produce distinct and identifiable financial and economic direct or indirect benefits to the Guarantor.  The Guarantor acknowledges receipt of a copy of the Credit Agreement and the other Loan Documents and understands the obligations of the Borrower thereunder.  The Guarantor has adequate means to obtain from the Borrower on a continuing basis information concerning the Borrower's financial condition, and is not depending on the Agent nor any Lender to provide such information, now or in the future.  The Guarantor agrees that the Agent and the Lenders shall not have any obligation to advise or notify the Guarantor or to provide the Guarantor with any such data or information.

ARTICLE 3
GENERAL

3.1

Notice, Etc.

Any notice, direction, demand or other communication required or permitted to be given under this Guarantee shall be given in the manner prescribed by the Credit Agreement.

3.2

Defined Terms

Capitalized terms used in this Guarantee and not otherwise defined herein shall have the respective meaning attributed to them in the Credit Agreement.

3.3

Gender and Number

Any reference in this Guarantee to gender shall include all genders and words importing the singular number only shall include the plural and vice versa.

3.4

Headings, Etc.

Division of this Guarantee in to Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the meaning or construction of this Guarantee.

3.5

Successors and Assigns

This Guarantee shall be binding upon the Guarantor, its successors and permitted assigns, and shall enure to the benefit of the Lenders, the Agent and their respective successors and assigns.  All rights of the Agent and the Lenders shall be assignable and in any action brought by an assignee to enforce any such right, the Guarantor shall not assert against the assignee any claim or defence which the Guarantor now has or hereafter may have against the Agent or any of the Lenders.  The Guarantor may not assign its rights and obligations under this Guarantee.

3.6

Severability

If any provision of this Guarantee shall be deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

3.7

Governing Law

(a)

This Guarantee shall be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

(b)

The Guarantor hereby (i) irrevocably submits to the jurisdiction of any court sitting in the Province of Alberta over any suit, action or proceeding arising out of or relating to this

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Guarantee; (ii) irrevocably agrees that all claims in respect of any suit, action or proceeding may be heard and determined in such court; (iii) irrevocably waives, to the fullest extent permitted by Applicable Laws, any objection which it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum; and (iv) irrevocably appoints Fording Inc. (the "Process Agent"), with an office at the date hereof at Suite 1000, 205 Ninth Avenue SE, Calgary, Alberta, T2G 0R4 as its authorized agent to accept and acknowledge service of any and all process which may be served in any suit, action or proceeding.  Such service may be made by delivering a copy of such process to the Guarantor in care of the Process Agent at the Process Agent's above address for the attention of the President of the Process Agent and the Guarantor hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf.  The Guarantor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other manner provided by Applicable Laws.  Nothing in this Section shall affect the right of the Agent and the Lenders to serve process in any manner permitted by Applicable Laws or limit the rights of the Agent and the Lenders to bring proceedings against the Guarantor in the courts of any other jurisdiction.

(c)

The Guarantor hereby consents generally in respect of any legal action or proceedings arising out of or in connection with this Guarantee to the giving of any relief or the issue of any process in connection with such action or proceedings, including the making, enforcement or execution against the Guarantor of any order or judgment which may be made or given in such action or proceedings.

(d)

To the extent that the Guarantor has or hereafter may acquire any immunity from the jurisdiction of any court or from any legal process (whether service of notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) with respect to itself or its assets, the Guarantor hereby irrevocably waives, to the fullest extent permitted by Applicable Laws, such immunity in respect of its obligations under this Guarantee.

(e)

Nothing in this section shall constitute a waiver by the Guarantor of any right to (i) appeal any order or judgment referred to herein; (ii) seek any stay or reconsideration or review of any such order or judgment; or (iii) seek any stay of execution or levy pending any appeal from, or a suit, action or proceeding for reconsideration or review of, any such order or judgment.

IN WITNESS WHEREOF the Guarantor has caused this Guarantee to be executed by its duly authorized officers as of the date first above written.

FORDING COAL PARTNERSHIP, by its

Managing Partner, Teck Cominco Limited

Per: /s/  Peter C.  Rozee

Peter C. Rozee

Vice President, Commercial and Legal Affairs

SCHEDULE "F"

FORM OF TECK AGREEMENT

SCHEDULE "F"

FORM OF TECK AGREEMENT

TECK AGREEMENT

This Agreement made as of the 28th day of February, 2003

BETWEEN:

TECK COMINCO LIMITED, a corporation existing under the laws of Canada ("Teck")

and

ROYAL BANK OF CANADA, as administrative agent for and on behalf of a syndicate of lenders under the Credit Agreement referred to below (respectively, the "Agent" and the "Lenders")

WHEREAS:

1.

Fording Inc. ("Fording"), Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. are partners in the Fording Coal Partnership and pursuant to certain agreements between Fording Coal Partnership and each of Fording, Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. have contributed certain assets to Fording Coal Partnership;

2.

Fording, Teck, Westshore Terminals Income Fund, Ontario Teachers' Pension Plan Board and Sheritt International Corporation are parties to a Combination Agreement (the "Combination Agreement") dated January 12, 2003;

3.

Fording, Fording Coal Partnership, the Agent and the Lenders are party to a Credit Agreement dated as of February 26, 2003 (the "Credit Agreement"); and

4.

as a condition precedent to concluding the transactions provided for in the Combination Agreement and to the advance of funds under the Credit Agreement but effective as herein provided, the parties have agreed to enter into this Agreement;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties agree as follows:

1.

Teck hereby represents and warrants to and in favour of the Agent for and on behalf of the Lenders as follows:

(a)

Teck is a corporation duly incorporated and validly existing under the laws of Canada;

(b)

Teck has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and to do all acts and things and execute and deliver all other documents and instruments as are required hereunder to be done, observed or performed by it in accordance with the terms hereof;

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(c)

the execution and delivery by Teck and the performance by Teck of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement, will not conflict with or result in a breach of any of the terms, conditions or provisions of the constating documents of Teck, any applicable law to which it is subject or any material contractual restriction binding on or affecting it;

(d)

the execution and delivery by Teck of this Agreement and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action;

(e)

no authorization, consent, approval, registration, qualification, designation, declaration or filing with any governmental authority or other person is necessary in connection with the execution and delivery by Teck of this Agreement or the performance by Teck of its obligations hereunder;

(f)

this Agreement has been duly executed and delivered by Teck and constitutes a legal, valid and binding obligation of Teck enforceable against Teck in accordance with its terms, subject only to any limitation under applicable laws relating to bankruptcy, insolvency, reorganization, moratorium or creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies; and

(g)

the representations and warranties made by Teck in the Combination Agreement with respect to the Teck Contributed Assets (as defined therein) are true and correct in all respects as of the date hereof as if set out in full herein subject, however, to the provisions of Sections 3.8 and 5.4(b) of the Combination Agreement.

2.

The Agent, for and on behalf of the Lenders, agrees that:

(a)

upon the occurrence of an Event of Default that is a Fund Change of Control which the Lenders are not prepared to waive and as a result thereof intend to accelerate the Credit Facilities, the Agent will provide Teck with notice thereof and, within five (5) Business Days of such notice and prior to the Lenders being permitted to accelerate the Credit Facilities, Teck (and/or any Affiliate of Teck as designated by Teck) will have the right to acquire, without recourse, all amounts outstanding under the Credit Facilities (on a dollar for dollar basis) and all Loan Documents in favour or for the benefit of the Lenders; and

(b)

upon the occurrence of an Event of Default that is not a Fund Change of Control and the acceleration of the Credit Facilities such that all amounts owing thereunder have become due and payable, the Agent will provide Teck with notice of such Event of Default and acceleration and, within five (5) Business Days of such notice, Teck (and/or any Affiliate of Teck as designated by Teck) will have the right to acquire, without recourse, all amounts outstanding under the Credit Facilities (on a dollar for dollar basis) and all Loan Documents in favour or for the benefit of the Lenders.

For the purposes of this Section 2, capitalized terms used herein and not otherwise defined in this Agreement shall have the same meaning as is given to them in the Credit Agreement.

3.

The Agent, for and on behalf of the Lenders, covenants and agrees to and in favour of Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. that the recourse of the Agent and the Lenders against Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. in respect of the

4

obligations of Fording Coal Partnership under the Credit Agreement and any other Loan Documents (as defined in the Credit Agreement) entered into by Fording Coal Partnership including, without limitation, the guarantee by Fording Coal Partnership of the obligations of Fording under the Credit Agreement, shall be limited to the assets and undertaking of Fording Coal Partnership and the interest of Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. therein; provided that nothing in this Section 3 shall limit or restrict the recourse of the Agent, for and on behalf of the Lenders, as against Teck in respect of the representations and warranties provided in Section 1 of this Agreement.  The Agent, for and on behalf of the Lenders, agrees that notwithstanding that Quintette Coal Partnership and Teck-Bullmoose Coal Inc. are not parties hereto, each shall be entitled to the benefits of this Section 3 and entitled to enforce the same as if they were a party hereto.

4.

All notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) and shall be given to or made upon the respective parties hereto at the address set forth opposite their names on the signature pages hereto or at such other address as any party shall designate for itself by notice given in accordance with this Section.  Any notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof or, if made or given by facsimile or other electronic means of communication, on the date of transmittal if sent prior to noon (Calgary time) and, otherwise, on the first business day following the transmittal thereof.

5.

Teck and the Agent shall do all such further actions and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

6.

Teck and the Agent agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

7.

Teck and the Agent agree that the courts of the Province of Alberta shall have jurisdiction to settle any disputes in connection with this Agreement and accordingly, each of Teck and the Agent irrevocably submits to the jurisdiction of the courts of the Province of Alberta.  Teck and the Agent waive objection to the courts of the Province of Alberta on grounds of inconvenient forum or otherwise as regard to proceedings in connection with this Agreement and agree that a judgment or order of the court of the Province of Alberta in connection with this Agreement shall be conclusive and binding on it (subject to any rights of appeal in respect thereof) and may be enforced against it by the courts of any other jurisdiction.  Nothing in this Section 7 limits the rights of Teck or the Agent to bring proceedings in connection with this Agreement in any other court of competent jurisdiction or concurrently in more than one jurisdiction.

8.

The term of this Agreement is until the termination of the commitments of the Lenders under the Credit Agreement and payment in full of all obligations of Fording and Fording Coal Partnership thereunder.

9.

Time shall be of the essence of this Agreement.

10.

This Agreement may be executed in any number of counterparts (including by facsimile) and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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11.

This Agreement shall become effective immediately subsequent to the Amended Arrangement (as defined in the Combination Agreement) becoming effective.

IN WITNESS WHEREOF Teck and the Agent have executed this Agreement as of the date first above written.

Address for notices: Suite 600, 200 Burrard Street Vancouver, BC V6C 3L9 Attention: Peter C. Rozee Facsimile: (604) 640-5355	TECK COMINCO LIMITED Per: /s/ Peter Rozee Per: Vice President, Commercial and Legal Affairs
Address for notices: Global Syndications Canada 12th Floor, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario M5J 2J5 Attention: Manager, Agency Facsimile: (416) 974-2407	ROYAL BANK OF CANADA, as Agent Per: /s/ Gail Watkin Per: Manager, Agency